FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X      Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____    No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________)
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

1

This Form 6-K consists of a circular made by Huaneng Power International, Inc. (the "Registrant") regarding:

1.	Issue of New A Shares and New H Shares;
2.	Connected Transactions;
3.	Proposed Amendments to Articles of Association; and
4.	Notice of Extraordinary General Meeting and H Share Class Meeting;

Issued by the Registrant on January 29, 2010.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    January 29, 2010

3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Huaneng Power International, Inc.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ISSUE OF NEW A SHARES AND NEW H SHARES
CONNECTED TRANSACTIONS
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
NOTICE OF EGM AND H SHARE CLASS MEETING

Financial adviser to Huaneng Power International, Inc.

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders
Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 1 to 23 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 24 to 25 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 26 to 52 of this circular.

The Company will convene the EGM at 1:30 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China and will convene the H Share Class Meeting at 2:30 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China. The relevant notices of meetings are set out on pages EGM-1 to EGM-9 of this circular.

If you intend to attend the EGM and H Share Class Meeting, you should complete and return the relevant reply slips in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend the EGM and H Share Class Meeting, you should complete and return the relevant form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM and H Share Class Meeting should you so wish.

29 January 2010

CONTENTS

Page

Definitions			ii

Letter from the Board			1

	1.	Introduction	1
	2.	Relationships between the Company, Huaneng Group and Hua Neng HK	3
	3.	Approval from the Board for the New Issue	4
	4.	New A Share Issue	4
	5.	New H Share Issue	8
	6.	Ranking of new Shares to be issued	12
	7.	Shareholding Structure of the Company	13
	8.	Purpose and Impact of the New Issue and Risk Factors to the Company	14
	9.	Use of Proceeds	19
	10.	Fund Raising in the Past Twelve Months	20
	11.	Accumulated Undistributed Earnings	20
	12.	Proposed Amendments to the Articles of Association Consequential to the New Issue	21
	13.	Appointment of Independent Financial Adviser under Hong Kong Listing Rules	21
	14.	EGM and Class Meetings	22
	15.	Closure of Register of Holders of H Shares	23
	16.	Recommendations	23
	17.	Other Information	23

Letter from the Independent Board Committee	24

Letter from Guotai Junan Capital	26

Appendix — General Information	App-1

Notice of Extraordinary General Meeting	EGM-1

Notice of H Share Class Meeting	HSCM-1

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Share Class Meeting”
the 2010 First Class Meeting for holders of A Shares of the Company to be convened and held at 2:15 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, the PRC for the purpose of approving, among other things, the New Issue and the New Issue Connected Transactions;

“A Shares”	the listed domestic shares in the ordinary share capital of the Company, with a par value of RMB1.00 each in the capital of the Company;
“A Shares Subscription Agreement”	the A Shares subscription agreement dated 15 January 2010 between the Company and Huaneng Group;
“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;
“Articles of Association”	the articles of association of the Company, as amended from time to time;
“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;
“Board”	the board of Directors of the Company;
“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;
“Class Meetings”	collectively the A Share Class Meeting and the H Share Class Meeting;
“Company”, “HPI”, “we”, “us” or “our”
Huaneng Power International, Inc., a sino foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;
“CSRC”	the China Securities Regulatory Commission;
“Director(s)”	the director(s) (including independent non-executive directors) of the Company;
“EGM”
the 2010 First Extraordinary General Meeting of the Company to be convened and held at 1:30 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, the PRC for the purpose of approving, among other things, the New Issue, the New Issue Connected Transactions and the amendments to the Articles of Association;

“Guotai Junan Capital”,	Guotai Junan Capital Limited, a licensed corporation to carry on type
“Independent Financial Adviser”
6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements);

“H Shares”	the overseas listed foreign invested shares in the ordinary share capital of the Company, with a par value of RMB1.00 each in the capital of the Company;

“H Share Class Meeting”
the 2010 First Class Meeting for holders of H Shares of the Company to be convened and held at 2:30 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, the PRC for the purpose of approving, among other things, the New Issue and the New Issue Connected Transactions;

“H Shares Subscription Agreement”	the H Shares subscription agreement dated 15 January 2010 between the Company and Hua Neng HK;
“HIPDC”	Huaneng International Power Development Corporation;
“HK$”	Hong Kong dollar, the lawful currency of Hong Kong;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;
“Huaneng Group”	China Huaneng Group;
“Independent Board Committee”
a committee of the Board established for the purpose of considering the New Issue and the New Issue Connected Transactions (including the Subscription Agreements), comprising Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, the independent non-executive Directors of the Company;

“Independent Shareholders”
Shareholders other than Huaneng Group, Hua Neng HK and their respective associates, and who are not involved in, or interested in the New Issue and the New Issue Connected Transactions (including the Subscription Agreements);

“Latest Practicable Date”	23 January 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
“New A Share Issue”	the placing of not exceeding 1.2 billion new A Shares of the Company to not more than 10 designated investors including Huaneng Group;
“New H Share Issue”	the placing of not exceeding 400 million new H Shares of the Company to Hua Neng HK;
“New Issue”	collectively, the New H Share Issue and the New A Share Issue;
“New Issue Connected Transactions”
collectively, the placing of new A Shares to Huaneng Group under the New A Share Issue and the placing of new H Shares to Hua Neng HK under the New H Share Issue, pursuant to A Shares Subscription Agreement and the H Shares Subscription Agreement, respectively;

“Price Determination Date”	18 January 2010, i.e. the date on which the resolution of the 8th Meeting of the Sixth Session of the Board in respect of the New Issue was announced;
“RMB”	Renminbi, the lawful currency of the PRC;
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Shanghai Stock Exchange”	Shanghai Stock Exchange;
“Share(s)”	share(s) with a par value of RMB1.00 each in the Company, including A Shares and H Shares;
“Shareholders”	the shareholders of the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Subscription Agreements”	collectively, the H Shares Subscription Agreement and the A Shares Subscription Agreement;
“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules; and
“Trading day”
with respect to A Shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities, and with respect to H Shares, means a day on which the Stock Exchange is open for dealing or trading in securities.

All amounts in RMB have been translated in HK$ at the rate of HK$1.00=RMB0.88 in this circular for illustration purpose. No representation is made that any amounts in RMB or HK$ have been, could have been or could be converted at the above rate or at any other rates at all. Certain figures expressed in this circular are the direct aggregation of the relevant figures. There may be slight variation due to the rounding up or down of the last digit.

LETTER FROM THE BOARD

Directors:	Legal Address:
Cao Peixi	West Wing, Building C
Huang Long	Tianyin Mansion
Wu Dawei	No. 2C
Huang Jian	Fuxingmennan Street
Liu Guoyue	Xicheng District
Fan Xiaxia	Beijing 100031
Shan Qunying	PRC
Xu Zujian
Huang Mingyuan
Liu Shuyuan

Independent Non-executive Directors:
Liu Jipeng
Yu Ning
Shao Shiwei
Zheng Jianchao
Wu Liansheng
29 January 2010

To the Shareholders Dear Sir or Madam,

ISSUE OF NEW A SHARES AND NEW H SHARES
CONNECTED TRANSACTIONS
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
NOTICE OF EGM AND H SHARE CLASS MEETING

1.INTRODUCTION

On 18 January 2010, the Board made an announcement (“Announcement”) in relation to the New Issue and the New Issue Connected Transactions. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the New Issue and the New Issue Connected Transactions.

In accordance with the Articles of Association, the Hong Kong Listing Rules and applicable rules and regulations in the PRC, the New Issue constitutes a variation of class rights of the holders of A Shares and the holders of H Shares. Therefore, the New Issue is subject to approvals of Independent Shareholders by way of special resolutions at a general meeting and separate class meetings. Huaneng Group, Hua Neng HK and their associates will abstain from voting at the EGM and Class Meetings.

Under the Hong Kong Listing Rules, the New Issue Connected Transactions (including the Subscription Agreements) also require Independent Shareholders’ approvals by way of special resolutions at a general meeting and separate class meetings. Huaneng Group, Hua Neng HK and their associates will abstain from voting at the EGM and Class Meetings.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Directors of the Company will advise the Independent Shareholders in connection with the New Issue and the New Issue Connected Transactions (including the Subscription Agreements). The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Guotai Junan Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms in respect of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) and whether the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) are in the interests of the Company and its shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is included in this circular.

The purposes of this circular are:

(i)	to provide you with further information in relation to the New Issue and the New Issue Connected Transactions;

(ii)
to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii)
to seek your approval of, among other things, the special resolutions in relation to the New Issue and the New Issue Connected Transactions (including the Subscription Agreements), which are set out in the notices of the EGM and the H Share Class Meeting.

2.RELATIONSHIPS BETWEEN THE COMPANY, HUANENG GROUP AND HUA NENG HK

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China. As at 30 September 2009, the installed capacity on an equity basis of the Company was 40,975MW and the controlled installed capacity was 43,782MW.

Huaneng Group is principally engaged in the operation and management of enterprise investment; the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries and related products.

Hua Neng HK is a wholly owned subsidiary of Huaneng Group and is principally engaged in investment, construction, management, development and holding of power plants and other energy related projects.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a  5% indirect interest in HIPDC. At the same time, Huaneng Group holds an aggregate of 8.92% direct and indirect interest in the issued shares of the Company. As at the Latest Practicable Date, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company.

The relationships between the Company, Huaneng Group and Hua Neng HK are illustrated as follows:

*	Huaneng Group, through Hua Neng HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#	The 0.17% total issued shares of the Company held by Hua Neng HK are H Shares.

According to the Hong Kong Listing Rules, Huaneng Group and Hua Neng HK are connected persons of the Company, and accordingly, the New A Share Issue and the New H Share Issue by the Company to Huaneng Group and Hua Neng HK, respectively, constitute connected transactions of the Company.

3.APPROVAL FROM THE BOARD FOR THE NEW ISSUE

On 15 January 2010, the Board approved the New Issue, pursuant to which the Company would issue not exceeding 1,200 million new A Shares by way of placement to not more than 10 designated investors including Huaneng Group. The total shares to be issued will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by the designated investors and conditional upon the H Shares in the issued share capital of the Company being not less than 25% of the total issued share capital of the Company immediately following the completion of the New A Share Issue and the New H Share Issue. If the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, 400 million new A Shares of which will be issued to Huaneng Group, with the remaining 800 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 800 million shares, the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Concurrently, if the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, then the Company shall issue 400 million new H Shares to Hua Neng HK. If the total shares to be issued under the New A Share Issue are less than 1,200 million, the number of H Shares to be issued out of the New H Share Issue shall correspondingly be adjusted on a pro rata basis.

As part of the New Issue, the Company entered into the A Shares Subscription Agreement and H Shares Subscription Agreement with Huaneng Group and Hua Neng HK, respectively.

4.NEW A SHARE ISSUE

4.1	Subscription of New A Shares by Huaneng Group

A Shares Subscription Agreement dated 15 January 2010

Parties

(1)The Company, as the issuer.

(2)Huaneng Group, as the subscriber.

Subscription of new A Shares

The Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 400 million new A Shares of the Company. If for whatever reason the aggregate number of shares to be issued out of the valid subscription of the New A Share Issue to other designated investors is less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

Aggregate number of shares to be issued out
Number of new				of the effective subscription of the New A
A Shares to be issued	=	400 million shares	x	Share Issue to other investors

800 million shares

Assuming Huaneng Group will subscribe for 400 million new A Shares, those A Shares will represent approximately 4.44% of the existing issued share capital of the A Shares of the Company, approximately 3.92% of the issued share capital of the A Shares of the Company as enlarged by the issue of the new A Shares and approximately 2.93% of the Company’s enlarged issued share capital after completion of the New Issue. Immediately after completion of the New Issue and taking into account the aggregate of 6,121,786,667 A Shares already held by Huaneng Group (directly, and indirectly through HIPDC) (representing approximately 68.02% of the existing issued share capital of the A Shares of the Company), Huaneng Group (directly, and indirectly through HIPDC) will hold an aggregate of not more than 6,521,786,667 A Shares, representing approximately 63.94% of the issued share capital of A Shares of the Company as enlarged by the issue of the new A Shares and approximately 47.76% of the Company’s enlarged issued share capital after completion of the New Issue.

Subscription price per new A Share

The subscription price per new A Share pursuant to the New A Share Issue shall be not less than RMB7.13, i.e. not less than 90% of the average trading price (Note 1) per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price per new A Share in concrete terms shall be ascertained on the book-building basis following the obtaining of the approvals for the New Issue from the CSRC, i.e. it will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by other investors pursuant to the New A Share Issue and the principle of priority in pricing. Huaneng Group will not participate in the quotation of the book-building process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the New A Share Issue. If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the New Issue, then the abovementioned lowest subscription price per Share and the maximum number of shares to be issued shall be adjusted correspondingly.

Note 1:	The calculation of
	the average trading price		The aggregate amount of A Shares traded on the Shanghai Stock Exchange
	of the Company’s A Shares	=	for the twenty trading days immediately prior to the Price Determination Date

	for the twenty trading days		The aggregate number of A Shares traded on the Shanghai Stock Exchange
	immediately prior to		for the twenty trading days immediately prior to the Price Determination Date.
the Price Determination Date

The Company will make further announcement regarding the net subscription price of each new A Share when the expenses of the New Issue are ascertained.

Aggregate subscription amount

The aggregate subscription amount by Huaneng Group in the New A Share Issue shall be the product of the subscription price per new A Share and the number of the A Shares subscribed for by Huaneng Group. Based on the subscription price per new A Share of not less than RMB7.13 and on the assumption that Huaneng Group shall subscribe for 400 million new A Shares, the consideration in aggregate will be not less than RMB2,852 million.

Conditions precedent

The completion obligation under the A Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the New A Share Issue, the approval regarding the New A Share Issue from the CSRC and the approvals from the relevant government authorities on the related matters regarding the New A Share Issue;

2.	all conditions precedent contained in the H Shares Subscription Agreement have been satisfied or properly waived;

3.	the Company is satisfied with the result of the book-building for New Share A Issue (including the final subscription price per share and the number of shares to be issued);

4.
the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transactions contemplated under the A Shares Subscription Agreement;

5.
representations and warranties made by Huaneng Group in the A Shares Subscription Agreement are true and accurate in all material respects and Huaneng Group has fulfilled in all material respects its obligations under the A Shares Subscription Agreement; and

6.
representations and warranties made by the Company in the A Shares Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the A Shares Subscription Agreement.

Completion

Completion shall be take place on the 7th business day following the last conditions precedent contained in the A Shares Subscription Agreement is satisfied (or properly waived), or on any other date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Huaneng Group shall attend to and complete the relevant business administration registration procedures after completion of the New A Share Issue.

Lock-up period

Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the New A Share Issue within a period of 36 months from the completion of the New A Share Issue.

4.2	Subscription by Other investors

The parties participating in the New A Share Issue will consist of not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the Company has not yet entered into any agreement with any investors with respect to the New A Share Issue. Accordingly, the identities of the other designated investors and the number of A Shares to be subscribed by them under the New A Share Issue can only be ascertained when the Company has, pursuant to the rules prescribed by the CSRC, obtained the approvals for the New A Share Issue and completed the book-building process. The subscription price for the new A Share shall be the same subscription price for the new A Shares subscribed by Huaneng Group.

If, after ascertaining the identities of other designated investors under the New A Share Issue, it is known that such designated investor(s) is/are connected person(s) to the Company under the Hong Kong Listing Rules, the Company shall comply with the relevant requirements of information disclosure and (if required) obtaining of approval from Independent Shareholders as per the Hong Kong Listing Rules.

Designated investors shall not deal in or dispose of any of the new A Shares subscribed by each of them pursuant to the New A Share Issue within a period of 12 months from the completion of the New A Share Issue.

5.NEW H SHARE ISSUE

5.1	Subscription of New H Shares by Hua Neng HK

H Shares Subscription Agreement dated 15 January 2010

Parties

(1)The Company, as the issuer.

(2)Hua Neng HK, a wholly-owned subsidiary of Huaneng Group, as the subscriber.

Subscription of new H Shares

The Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 400 million new H Shares of the Company while in any event the issue size shall not exceed the number as approved by the CSRC. If the aggregate number of shares to be issued out of the New A Share Issue is less than 1,200 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

the aggregate number of actual shares
400 million shares	x	to be issued out of the New A Share Issue

1,200 million shares

Assuming Hua Neng HK will subscribe for 400 million new H Shares, those Shares shall represent approximately 13.09% of the existing issued share capital of H Shares of the Company, approximately 11.58% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 2.93% of the Company’s enlarged issued share capital after completion of the New Issue. Immediately after completion of the New Issue, and taking into account the 20,000,000 H Shares already held by Hua Neng HK (representing approximately 0.65% of the existing issued share capital of H Shares of the Company), Huaneng Group will, directly and indirectly hold an aggregate of 420,000,000 H Shares, representing approximately 12.15% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 3.08% of the Company’s enlarged issued share capital after completion of the New Issue.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

Subscription price per new H Share

The Subscription price per new H share pursuant to the New H Share Issue shall be the  higher of the average trading price (Note 2) per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.46) or the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date (i.e. HK$4.73), with a share price premium of 5% (i.e. at HK$4.97 per new H Share). If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the New Issue, then the subscription price per new H Share and the maximum number of new H Shares to be issued shall be adjusted correspondingly.

For reference only, the subscription price per new H Share (HK$4.97) represents:

(a)
a premium of approximately 5% over the closing price of HK$4.73 per H Share quoted on the Stock Exchange on 7 January 2010, being the last trading day preceding the date of suspension of trading in the H Shares;

(b)
a premium of approximately 9.47% over the average closing price of HK$4.54 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares;

(c)
a premium of approximately 11.94% over the average closing price of HK$4.44 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares;

(d)
a premium of approximately 12.70% over the average closing price of HK$4.41 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares; and

(e)
a premium of approximately 11.43% over the average trading price of HK$4.46 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares.

After ascertaining the expenses of the New Issue, the Company will make further announcement regarding the net subscription price of each new H Share.

Note 2:	The average trading price		The aggregate amount of H Shares traded on the Stock Exchange
	of the Company’s H shares	=	for the twenty trading days immediately prior to the Price Determination Date

	for the twenty trading days		The aggregate number of H Shares traded on the Stock Exchange
	immediately prior to		for the twenty trading days immediately prior to the Price Determination Date.
the Price Determination Date

Aggregate subscription amount

The aggregate subscription amount by Hua Neng HK in the New H Share Issue shall be the product of the subscription price per new H Share and the number of the H Shares subscribed for by Hua Neng HK. Based on the subscription price of HK$4.97 per new H Share and on the assumption that Hua Neng HK shall subscribe for 400 million new H Shares, the consideration in aggregate shall be HK$1,988 million (approximately RMB1,749.44 million).

Conditions precedent

The completion obligation under the H Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the New H Share Issue, the approval regarding the New H Share Issue from the CSRC, the approval from the Listing Committee of the Stock Exchange relating to the trading of and the dealing in H Shares pursuant to the New H Share Issue and the approvals from the relevant government authorities on the related matters regarding the New H Share Issue;

2.	all conditions precedent contained in the A Shares Subscription Agreement have been satisfied or properly waived;

3.
the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transaction contemplated under the H Shares Subscription Agreement;

4.
representations and warranties made by Hua Neng HK in the H Shares Subscription Agreement are true and accurate in all material respects and Hua Neng HK has fulfilled in all material respects its obligations under the H Shares Subscription Agreement; and

5.
representations and warranties made by the Company in the H Shares Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the H Shares Subscription Agreement.

Completion

Completion shall be take place on the 7th business day following the last conditions precedent contained in the H Shares Subscription Agreement is satisfied (or properly waived), or on any other date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Hua Neng HK shall attend to and complete the relevant business administration registration procedures after completion of the New H Share Issue.

Lock-up Period

Hua Neng HK shall not deal in or dispose of any of the new H Shares subscribed by it pursuant to the New H Share Issue within a period of 12 months from the completion of the New H Share Issue.

WARNING: The New Issue is a possibility only. Completion of the New Issue is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned above. Accordingly, the Subscription Agreements may or may not be completed and the New Issue may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

The New A Share Issue and the New H Share Issue are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue or the New H Share Issue. Concurrently, the placements of the new A Shares to Huaneng Group and the new H Shares to Hua Neng HK, respectively, are subject to condition that the Company is satisfied with the results of the book-building of the New A Share Issue (including the final subscription price per Share and the number of shares to be issued).

6.RANKING OF NEW SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the New A Share Issue will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares.

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Share.

7.SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the New Issue (assuming Huaneng Group and Hua Neng HK each subscribed for 400 million new A Shares and 400 million new H Shares, respectively, and the other designated investors (not exceeding 9 investors in total) have fully paid up the subscription price of the 800 million new A shares):

	Huaneng Group	Designated investors participating in the New Issue* (i.e. Designated Investors excluding Huaneng	Group)	Public	Public
	(A Shares)	(H Shares)	(A Shares)	(A Shares)	(H Shares)	Total
Number of Shares held as at the Latest Practicable Date	6,121,786,667	20,000,000	—	2,878,213,333	3,035,383,440	12,055,383,440
% to the existing total issued share capital of the Company as at the Latest Practicable Date	50.78%	0.17%	—	23.87%	25.18%	100%
Number of new H Shares/A Shares held	400,000,000	400,000,000	800,000,000	—	—	1,600,000,000
Number of Shares held immediately after completion of the New Issue	6,521,786,667	420,000,000	—	3,678,213,333	3,035,383,440	13,655,383,440
% to the total issued enlarged share capital of the Company immediately after completion of the New Issue	47.76%	3.08%	—	26.94%	22.23%	100%

*	Assuming the designated investors do not hold any Shares of the Company and are independent third parties not connected to the Company and its connected persons.

8.   PURPOSE AND IMPACT OF THE NEW ISSUE AND RISK FACTORS RELATING TO THE COMPANY

(Figures expressed in this paragraph are under the PRC GAAP)

8.1	Purpose of New Issue

As a listed company whose shares are listed on the stock exchanges in Shanghai, Hong Kong and New York, the Company has since its establishment been dedicating to creating long-term, stable and growing returns for its shareholders and providing society with sufficient, reliable, environment-friendly power. Throughout the years, the Company has been insisting on the strategy of green-field development and acquisition. The Company has a rapid increase in its scale of installation capacity and total assets. By 30 September 2009, the equity-based installed capacity was 40,975MW and the controlled installed capacity 43,782MW. The total assets amounted to RMB188.45 billion and the total liabilities RMB141.25 billion. The contribution of equities to the owners of the parent company were RMB39.78 billion. From January to September 2009, the operation income amounted to RMB56.68 billion and the net profit attributable to the parent company was RMB4.13 billion.

Guided by the Eleventh Five Year Plan for Energy Development and the Mid-Long-term Development Plan for Renewable Energy formulated by the State, HPI has actively  adjusted its structure of power supply, increased its efficiencies, and identified up to end of 2010 the realization of the strategic targets of having its power installation capacity to exceed 60 million KW; the controllable capacity in the coal supply at 50 million tons/year; the capability for storage, transportation and transit of coal at ports to exceed 40 million tons/year; the capability of the marine transportation of coal to exceed 30 million tons/year. On aspect relating to rationalization of power supply structure, the Company has actively invested in the construction of clean energy projects. The Company has further expanded coal-fired power generators set with “a larger volume, higher parameters and higher efficiency and environmental friendly”, to save the energies and reduce emissions, lower environmental expenses and improve the operational efficiency. The construction and launching of these power projects are in line with the national energy strategy and industry regulations. With the protection of the recently amended Renewable Energy Law and other laws and regulations, the Company will gradually form a diversified power generation asset structure which principally focuses on the coal-fired power and is complemented by new energies for realization of continuous development. On the other hand, the Company has made efforts to implement the strategy of “integrated storage and transportation for fuel coal” by investing into upstream coal assets, developing rail/port transportation links and building large storage and transportation bases along coastal areas. These projects will provide a strong support to the power generation assets at the economically developed coastal region, and is conducive to lower the operational risks due to the fluctuation in fuel cost and inadequacy in coal transportation, thereby realizing the synergy of the industrial chain.

With the continuing growth of the asset scale, the Company has gradually increased its gearing ratio, reaching 74.96% as at 30 September 2009. For purpose of adjusting its capital structure, lowering the gearing ratio and satisfying more appropriately the requirements of funds for the new construction projects, the Company proposes to offer the New A Share Issue and the New H Share Issue, in order to substantiate its capital strength, further expand the scale of the Company’s installation capacity, optimize the power-generating assets structure, enhance the profitability and core competitive strengths, realize sustainable growth and reward the investing public with good performances.

8.2	Impact on the Company

After the fund raised from the New Issue is available, the Company’s capital on equity basis will be increased, the cash flow will be re-inforced, the financial situation will be improved significantly, its asset/liability structure will be rationalized, its earning power will further be upgraded and hence its competitive edge as a whole will be strengthened. The impacts of the New Issue on the financial position, profitability, cash flow and liabilities are detailed as follows:

(1)	Impact on the financial position

With the completion of the New Issue, the capital on equity basis will be increased, the cash flow will be strengthened rapidly while the gearing ratio will be lowered. Also, as the loans from the financial institutions will be repaid, the gearing ratio will be further lowered. This will help reduce the financial risks.

(2)	Impact on profitability

Pursuant to the newly amended Renewable Energy Law, the State will implement a full-amount protective acquisition system in relation to renewable power generation. This will give support and assurance to the profitability of the four wind power projects in which the proceeds of the New Issue will invest. On the other hand, the expansion projects of the four coal-fired power generation plants in which the proceeds of the New Issue will invest will reinforce the competitive edge in term of the scale of the installation capacity in the economically developed areas along the coast, the coal affluent areas or power loading centres. Benefited from the relatively high operation efficiency and the integration of the industrial chain of coal-electricity power, the profitability of the Company is expected to be further increased.

Also, as the projects are being implemented with the funds raised out of the New Issue, the power generation structure of the Company will be further optimized. This will help enhance the profitability of the Company.

(3)	Impact on cash flow

After the completion of the New Issue, the cash inflow from the fund-raising activities will be greatly increased. This will have favourable impact on ensuring a smooth commencement of the operation of its projects as well as on-going development of the Company.

(4)	Impact on the Company’s liabilities

As at 30 September 2009, the gearing ratio of the Company was approximately 74.96%. Assuming the proceeds from the New A Share Issue and the New H Share Issue amounted to RMB10.31 billion (Note 3) and the funds raised will be used to repay the loan of RMB2.1 billion to financial institution as planned, the Company’s gearing ratio will be decreased to approximately 70.76%. Therefore, the New Issue can enhance the asset and liabilities structure of the Company, which is conducive to minimise the financial risks of the Company.

Note 3:
Based on issuing 1,200 million A Shares at the minimum subscription price of RMB7.13, and the 400 million H Shares at 5% share premium over the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date, i.e. HK$4.97.

8.3	Risk factors relating to the Company

(1)	Business and Operational Risks

(i)	Risk due to the fluctuation of macroeconomic environment and decrease of power demand

The performance of power industry is closely related to the macro economy and economic lifecycle. The top-down cycle will directly reduce the power demand from industrial production and domestic use and intensify the competition between power plants. This will have a relatively major impact on the development of the power industry.

Affected by the global and domestic economic environment, the power demand of China decreased in 2008. In 2009, there has been an increase in the power consumption but the pace of which was relatively slow. Coupled with the relatively faster growth rate in the scale of the generation installation capacity across the nation, the supply-demand landscape of the power market has changed. Given that the trend of China’s economy is still unstable and is subject to volatility and imbalance, if the growth of the economy slows down or slackens, there exists a risk of a decrease in power demand and a reduction of utilization hours of the power equipments. These may have a negative impact on the operation of the Company.

(ii)	Risk from rise in coal price

In 2008, with the substantial increase of the coal price, the profitability across the power industry has weakened significantly by and coal-fired power plants have generally suffered loss. Since the second half of 2009, the power demand accelerated at a faster speed. Due to the limited supply in coal, the supply and demand for coal and power becomes tense and the coal price continues to increase. It is expected that the supply and demand for coal in the future remains tense while the coal price remains to be at high level. As currently the generating units of the Company comprises mainly the coal-fired generating units, therefore the main risk factor encountered by the Company remains to be the uncertainty and the volatility of the upstream coal market.

(2)	Financial Risks

The power industry is capital-intensive. The construction of power plants features massive capital investments and a long construction period. Huge amount of capital investment are required for the Company’s expansion of its for the Company to expand its operational scale and maintenance and renovation of its equipment. With the continuing expansion of the business structure and investment scale, the Company will therefore have an increasing demand for funds. Hence it will gradually increase the Company’s gearing ratio as well as its exposure to financial risks.

(3)	Political Risks

(i)	Policy Risk

Any change to the State’s macroeconomic policies or power industrial policies may impact the operational environment of the Company. As the reform of the power industry is being implemented and intensified, the development and reform of the power industry is being deepened, the government will continue to vary, supplement and perfect the existing policies and regulations governing the power industry. Any change of the applicable policies and regulations may affect the business of the Company and its profitability.

(ii)	Environmental Policy Risk

China has continuously intensified its efforts in the environmental governance. With the rising of environmental standards, the Company may have to pay more expenses for the pollutant emission quota and the operation and maintenance of environmental facilities. These will increase the operational expenses of the Company.

(4)	Other Risks

(i)	Risk of obtaining the approval for the placement

The placement is still pending for satisfactory fulfilment of a number of conditions precedent, including but not limited to the approvals from the general meeting and the Class Meetings with respect to the New A Share Issue and the New H Share Issue, the approval from the State-owned Asset Supervision and Administration Commission with respect to the matters concerning the state-owned assets issue arising out of the New A Share Issue and the New H Share Issue and the approval from the China Securities Regulatory Commission with respect to the New A Share Issue and the New H Share Issue. As at the Latest Practicable Date, the above approvals have not yet been obtained. It is still uncertain whether and when the approvals can be obtained or granted. Therefore, there exists an uncertainty on whether or not the New Issue can ultimately be carried out.

(ii)	Risk of project development and benefit

The investment project of the Company may be negatively impacted by some uncontrollable factors, such as delay in completion of the projects, etc. which may not only affect the normal development and construction of the projects concerned, but also impact on the operational performance, financial conditions and development perspective of the Company.

In addition, for the purpose of the New Issue, professional parties have been retained to carry out a detailed feasibility study. According to the feasibility study, all the economic assessments of the project are feasible. However, if there is any deviation in any of factors under consideration in the feasibility study, or the occurrence of any substantial change in the actual investments, it may lead to a material deviation in the analytical result and may have the actual results of the investment projects to deviate from the expected results.

9.USE OF PROCEEDS

9.1	An amount of not exceeding RMB8.60 billion from the net proceeds out of the New A Share Issue (after deducting the issuing expenses) is proposed to be used in the following projects:

No.	Installed Project Item	Proposed maximum Total Investment capacity	amount of proceeds amount	to be invested
	(MW)	(in millions of RMB)	(in millions of RMB)
1.	Gansu Ganhehou Second Wind Power Plant Project	199.5	2,037	1,450
2.	Gansu Qiaowan Second Wind Power Plant Project	201	2,047	1,460
3.	Gansu Qiaowan Third Wind Power Plant Project (North)	101	1,050	750
4.	Huaneng Kangbao Wind Power (49.5MW) Phase I Project	49.5	525	370
5.	Jiangsu Huaneng Jinling Power Plant Phase II Project (closing down larger coal-fired generation units and replacing by smaller generation units)	1,000	5,160	220
6.	Huaneng Fuzhou Power Plant Phase III (Unit No.5) Expansion Project	600	2,870	1,790
7.	Huaneng Pingliang Power Plant Phase II Expansion Project	2 x 600	4,350	260
8.	Hunan Huaneng Yueyang Power Plant Phase III Project (closing down larger coal-fired generation units and replacing by smaller generation units)	600	2,536	200
9.	Repayment of loans to financial institutions	—	—	2,100

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue, when available, will be used to repay relevant bank loans and to supplement the Company’s working capital. If the actual amount of the proceeds raised (after deducting the issuing expenses) is insufficient to satisfy all of the investment needs of the above projects, the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised (after deduction of the issuing expenses) is more than the aggregate of the investment requirements of above projects, the surplus shall be used to supplement the Company’s working capital.

9.2
The amount of the net proceeds from the New H Share Issue (after deducting the issuing expenses) is planned to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for development of the overseas business.

10.FUND RAISING IN THE PAST TWELVE MONTHS

The Company has not conducted any fund raising activities involving the issue of equity shares within the 12 months immediately prior to the Latest Practicable Date.

11.ACCUMULATED UNDISTRIBUTED EARNINGS

Following the completion of the New A Share Issue and the New H Share Issue, the existing and new Shareholders of the Company shall be entitled to the accumulated undistributed earnings of the Company prior to the New Issue.

12.   PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION CONSEQUENTIAL TO THE NEW ISSUE

In accordance with the results of the New A Share Issue and the New H Share Issue, the Company will make corresponding amendments to the Article of Association, including but not limited to, the amendment to Articles 15 and 19, and will obtain approval from the general meeting to authorise Mr. Huang Long (Director) and Mr. Liu Guoyue (Director) to implement the amendments following completion of the New A Share Issue and the New H Share Issue. For the proposed amendments to Article 15 of the Articles of Association, it is intended to update and reflect the shareholding structure of the Company and the number of shares in issue consequential to the New Issue. Assuming the Shares to be issued are 800 million A Shares and 400 million H Shares, then the total ordinary shares in issue referred to in that Article will be revised to 13,655,383,440 shares, the total shares held by domestic shareholders will be revised to 10,200 million shares, the approximate percentage to the total shares of the Company in issue will be revised to 74.70%, whereas the total shares held by overseas shareholders will be revised to 3,455,383,440 shares, and the approximate percentage to the total shares of the Company in issue will be revised to 25.30%. For the proposed amendment to Article 19 of the Articles of Association, it is intended to update and reflect the registered capital of the Company consequential to the New Issue. Assuming the total Shares to be issued are 1,600 million shares, then the registered share capital of the Company referred to in that Article will be revised to RMB13,655,383,440.

The proposed amendments to the Articles of Associations consequential to the New Issue are subject to the approval of the Shareholders by way of a special resolution at the EGM (at which no shareholders will be required to abstain from voting of this resolution) and will become effective after the approval from the relevant government authorities in the PRC is obtained, if the New Issue is approved at the EGM and the Class Meetings and the Company has obtained approval from the CSRC in respect of the New Issue.

The Directors consider that the proposed amendments to the Articles of Association consequential to the New Issue are in the interests of the Company and its Shareholders as a whole and therefore recommend that Shareholders vote in favour of the relevant resolution at the EGM.

13.    APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER UNDER HONG KONG LISTING RULES

According to the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the New Issue and the New Issue Connected Transactions (including the Subscription Agreements). Pursuant to Rules 14A.21 and 13.39(6)(b) of the Hong Kong Listing Rules, Guotai Junan Capital has been appointed as the independent financial adviser by the Company to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the terms of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) are fair and reasonable and whether the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) are in the interests of the Company and the shareholders as a whole and to advise the Independent Shareholders on how to vote.

14.EGM AND CLASS MEETINGS

The issue of new A Shares and new H Shares pursuant to the New Issue constitutes a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Hong Kong Listing Rules, the New Issue is subject to approvals of Independent Shareholders by way of special resolution at a general meeting and separate class meetings. As the transactions as contemplated by the New Issue Connected Transactions constitute connected transactions to the Company, the New Issue Connected Transactions are also subject to the obtaining of the approval from Independent Shareholders pursuant to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, Hua Neng HK and their associates will in respect of the relevant resolution(s) abstain from voting at the EGM to be convened for the purpose of, among other things, approving the issue of new A Shares and H Shares pursuant to the New Issue and the New Issue Connected Transactions. Likewise, Huaneng Group, Hua Neng HK and their respective associates will also in respect of the relevant resolution(s) abstain from voting at the respective class meetings for holders of A Shares and H Shares to be convened for the purpose of, among other things, approving the New Issue and the New Issue Connected Transactions.

The Company will convene the EGM and the Class Meetings on 16 March 2010 to consider, among other things, the approval of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements). The voting at such meetings will be taken by poll and the Company will make an announcement of the poll results. Huaneng Group, Hua Neng HK and their respective associates (holding an aggregate of 6,141,786,667 shares in the Company, representing approximately 50.95% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting at the EGM and Class Meetings in respect of the special resolutions to approve, among other things, the New Issue and the New Issue Connected Transactions (including the Subscription Agreements).

The Directors (including independent non-executive Directors) are of the view that the Subscription Agreements were entered into: (i) on normal commercial terms (on arm’s length terms or on terms no less favourable than those obtained from independent third party); and (ii) on terms that are fair and reasonable. The New Issue (including the New Issue Connected Transactions (including the Subscription Agreements)) are in the interests of the Company and its Shareholders as a whole. The Notices of EGM the H Share Class Meeting are set out on pages EGM-1 to EGM-9 of this circular. The reply slips and forms of proxy for use by the Shareholders at the EGM and H Share Class Meeting are enclosed with this circular. Whether or not you intend to attend the meetings in person, you are requested to complete and return the reply slips in accordance with the instructions printed thereon to the registered office of the Company at West Wing, Building C, Tianyin Mansion, 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC as soon as possible but in any event not later than 24 February 2010. The enclosed forms of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event not later than 24 hours before the time appointed for the holding of the EGM and the H Share Class Meeting. Completion and return of the forms of proxy will not preclude you from attending and voting in person at the meetings should you so wish.

15.CLOSURE OF REGISTER OF HOLDERS OF H SHARES

The register of holders of H Shares will be closed from 24 February 2010 to 16 March 2010, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for attending the EGM and the Class Meetings, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Hong Kong Registrars Ltd. at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 23 February 2010.

16.RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 24 to 25 of this circular, and which contains their recommendation in respect of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements).

The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) and whether the transactions under the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) are in the interests of the Company and its shareholders as a whole is set out on pages 26 to 52 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transactions under the Subscription Agreements are fair and reasonable so far as the Independent Shareholders are concerned and that the New Issue (including the New Issue Connected Transactions (including the Subscription Agreements)) are in the interests of the Company and its shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the relevant resolutions to approve the New Issue and the New Issue Connected Transactions (including the Subscription Agreements).

17.OTHER INFORMATION

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing 100031
The People’s Republic of China

29 January 2010

To the Independent Shareholders

Dear Sir or Madam,

ISSUE OF NEW A SHARES AND NEW H SHARES
CONNECTED TRANSACTIONS
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
NOTICE OF EGM AND H SHARE CLASS MEETING

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the New Issue and the New Issue Connected Transactions (including the Subscription Agreements), details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 29 January 2010, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

In accordance with the Articles of Association, the Hong Kong Listing Rules and applicable rules and regulations in the PRC, the New Issue constitutes a variation of class rights of the holders of A Shares and the holders of H Shares. Therefore, the New Issue is subject to approvals of Independent Shareholders by way of special resolutions at the EGM and H Share Class Meetings.

Under the Hong Kong Listing Rules, the New Issue Connected Transactions (including the Subscription Agreements) constitute connected transactions to the Company. Accordingly, the New Issue Connected Transactions (including the Subscription Agreements) will require the approval of the Independent Shareholders at the EGM and the H Share Class Meeting.

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 26 to 52 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the New Issue and the New Issue Connected Transactions (including Subscription Agreements) to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) are in the interests of the Company and its shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the special resolutions in the Notices of EGM and the H Share Class Meeting set out at the end of the Circular to be proposed at the EGM and the H Share Class Meeting to be held on 16 March 2010 and thereby approve the New Issue and the New Issue Connected Transactions (including the Subscription Agreements).

Yours faithfully,
Liu Jipeng	Yu Ning	Shao Shiwei	Zheng Jianchao	Wu Liansheng
Independent Directors

LETTER FROM GUOTAI JUNAN CAPITAL

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the New Issue and the New Issue Connected Transactions (including the Subscription Agreements), which has been prepared for the purpose of inclusion in this circular.

27th Floor
Guotai Junan Capital Limited	Grand Millennium Plaza
181 Queen’s Road Central
Hong Kong

29 January 2010

To Independent Board Committee and
  the Independent Shareholders of
  Huaneng Power International, Inc.

Dear Sirs,

CONNECTED TRANSACTIONS
ISSUE OF NEW A SHARES TO HUANENG GROUP
ISSUE OF NEW H SHARES TO HUA NENG HK

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the New Issue and the New Issue Connected Transactions. The Subscription Agreements and the New Issue and the New Issue Connected Transactions contemplated thereunder are set out in the “Letter from the Board” of the circular to the shareholders of the Company (the “Shareholders”) dated 29 January 2010 (the “Circular”), of which this letter forms part. Unless the context requires otherwise, terms used in this letter shall have the same meanings as those defined in the Circular.

The Board approved the New Issue on 15 January 2010, and agreed the Company to issue not exceeding 1,200 million new A Shares and 400 million new H Shares by way of placement to designated investors including Huaneng Group and Hua Neng HK, a wholly-owned subsidiary of Huaneng Group. Of which, not more than 400 million new A Shares will be issued to Huaneng Group and not more than 400 million new H Shares will be issued to Hua Neng HK.

Huaneng Group holds a 51.98% direct interest and 5% indirect interest in HIPDC while HIPDC, as the direct controlling shareholder of the Company, holds 42.03% of the total issued share capital of the Company. In addition, Huaneng Group holds an aggregate of 8.92% direct and indirect interest in the Company. Hua Neng HK is a wholly owned subsidiary of Huaneng Group. Therefore, Huaneng Group and Hua Neng HK are connected persons of the Company under the Hong Kong Listing Rules. The transactions between the Company and each of Huaneng Group and Hua Neng HK as contemplated by the New Issue constitute connected transactions of the Company. Under the Hong Kong Listing Rules, the New Issue Connected Transactions (including the Subscription Agreements) require Independent Shareholders’ approvals by way of special resolutions at a general meeting and separate class meetings. Huaneng Group, Hua Neng HK and their associates will abstain from voting at the EGM and Class Meetings.

In accordance with the Articles of Association, the Hong Kong Listing Rules and applicable rules and regulations in PRC, the New Issue constitutes a variation of class rights of the holders of A Shares and the holders of H Shares. Therefore, the New Issue is subject to the approvals of Independent Shareholders by way of special resolutions at a general meeting and separate class meetings. Huaneng Group, Hua Neng HK and its associates will abstain from voting at the EGM and Class Meetings.

The Company will propose relevant resolutions at the EGM and Class Meetings for seeking the approval from the Independent Shareholders for the New Issue and the New Issue Connected Transactions. This letter set out our recommendations as to whether the terms of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole, for the Independent Board Committee’s consideration when making their recommendation to the Independent Shareholders.

THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee comprising the independent non-executive directors of the Company, namely Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, has been established to consider the New Issue and the New Issue Connected Transactions.

BASIS AND ASSUMPTIONS OF OUR OPINION

In formulating our advice, we have relied solely on the statements, information, opinions and representations for matters relating to the Company contained in the Circular and the information and representations provided to us by the Company and/or its senior management staff and/or the Directors. We have assumed that all such statements, information, opinions, and representations for matters relating to the Company contained or referred to in the Circular or otherwise provided or made or given by the Company and/or its senior management staff and/or the Directors and for which it is/they are solely responsible were true and accurate and valid at the time they were made and given and continue to be true and valid as at the Latest Practicable Date. We have assumed that all the opinions and representations for the matters relating to the Company made or provided by the Company and/or its senior management staff and/or the Directors contained in the Circular have been reasonably made after due and careful enquiry. We have also sought and obtained confirmation from the Company and/or its senior management staff and/or the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed all currently available information and documents which are available to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinions. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the Company and/or its senior management staff and/or the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation, we have considered the following principal factors and reasons:

A.	Background

As stated in the Letter from the Board, the Board of the Company has on 15 January 2010 approved the New Issue, pursuant to which the Company proposes to issue not exceeding 1,200 million new A Shares by way of placement to not more than 10 designated investors including Huaneng Group. If the ultimate number of shares out of the New A Share Issue reaches 1,200 million shares, then the Company shall issue 400 million new A Shares to Huaneng Group, with the remaining 800 million new A Shares to be issued to other designated investors. If for whatever reason the aggregate number of shares to be issued out of the valid subscription of the New A Share Issue to other designated investors shall be less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Concurrently, if the ultimate number of shares out of the New A Share Issue reaches 1,200 million shares, then the Company shall issue 400 million new H Shares to Hua Neng HK. If the ultimate number of shares out of the New A Share Issue shall be less than 1,200 million, then the number of H Shares to be issued out of the New H Share Issue shall correspondingly be adjusted on a pro rata basis.

On 15 January 2010, the Company and Huaneng Group entered into the A Shares Subscription Agreement. On the same date, the Company and Hua Neng HK entered into the H Shares Subscription Agreement. Pursuant to the A Shares Subscription Agreement, the Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 400 million new A Shares of the Company. If for whatever reason the aggregate number of shares to be issued out of the valid subscription of the New A Share Issue to other designated investors shall be less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Based on the subscription price per new A Share of not less than RMB7.13 and on the assumption that Huaneng Group shall subscribe for 400 million new A Shares, the consideration in aggregate shall be not less than RMB2,852 million. Pursuant to the H Shares Subscription Agreement, the Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 400 million new H Shares of the Company, but in any event shall not exceed the issuing number as approved by the CSRC. If the aggregate number of shares to be issued out of the New H Share Issue shall be less than 1,200 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. Based on the subscription price of HK$4.97 per new H Share and on the assumption that Hua Neng HK shall subscribe for 400 million new H Shares, the consideration in aggregate shall be HK$1,988 million (approximately RMB1,749 million).

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China. As at 30 September 2009, the installed capacity on an equity basis of the Company was 40,975 MW and the controlled installed capacity was 43,782 MW. Huaneng Group is principally engaged in the operation and management of enterprise investment; the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries and related products. Hua Neng HK is a wholly owned subsidiary of Huaneng Group and is principally engaged in investment, construction, management, development and holding of power plants and other energy related projects.

B.	Reasons for Entering into the Subscription Agreements

As stated in the Letter from the Board, as a listed company whose shares are listed on the stock exchanges in Shanghai, Hong Kong and New York, the Company has since its establishment been dedicating to creating long-term, stable and growing returns for its shareholders and providing society with sufficient, reliable, environment-friendly power. Guided by the Eleventh Five Year Plan for Energy Development and the Mid-Long-term Development Plan for Renewable Energy formulated by the State, HPI has actively adjusted its structure of power supply, increased its efficiencies, and identified up to end of 2010 the realization of the strategic targets of having its power controlled installation capacity to exceed 60 million KW; the controllable capacity in the coal supply at 50 million tons/year; the capability for storage, transportation and transit of coal at ports to exceed 40 million tons/year; the capability of the marine transportation of coal to exceed 30 million tons/year. On aspect relating to rationalization of power supply structure, the Company has actively invested in the construction of clean energy projects. The Company has further expanded coal-fired power generators set with “a larger volume, higher parameters and higher efficiency and environmental friendly”, to save the energies and reduce emissions, lower environmental expenses and improve the operational efficiency. The construction and launching of these power projects are in line with the national energy strategy and industry regulations. With the protection of the recently amended Renewable Energy Law and other laws and regulations, HPI will gradually form a diversified power generation asset structure which principally focuses on the coal-fired power and is complemented by new energies for realization of continuous development. On the other hand, the Company has made efforts to implement the strategy of “integrated storage and transportation for fuel coal” by investing into upstream coal assets, developing rail/port transportation links and building large storage and transportation bases along coastal areas. These projects will provide a strong support to the power generation assets at the economically developed coastal region, and is conducive to lower the operational risks due to the fluctuation in fuel cost and inadequacy in coal transportation, thereby realizing the synergy of the industrial chain. We consider the projects to be financed with the proceeds raised from the issue are in line with HPI’s development strategy.

As set out in the paragraph headed “Use of Proceeds” below, the total investment of the projects sum up to approximately RMB20.6 billion, and as stated in the financial report of the Company for the nine months ended 30 September 2009 published on the Shanghai Stock Exchange (the “Third Quarterly Report of 2009”), the cash and cash equivalents decreased by 41.0% from the same period last year to approximately RMB6.1 billion. We consider that the Company cannot satisfy the requirements of funds for such construction projects with its internal resources. Meanwhile, the Company’s gearing ratio has reached approximately 74.96% as at 30 September 2009. For the purpose of adjusting its capital structure, lowering the gearing ratio and satisfying more appropriately the requirements of funds for the new construction projects, the Company proposes to offer the New A Share Issue and the New H Share Issue to raise funds. Considering the amount of fund required and relatively high gearing ratio of the Company, we consider that the New Issue is a better way of financing as compared with other fund-raising activities (such as bank loans).

We noted that, in addition to issuing A Shares and H Shares to Huaneng Group and Hua Neng HK respectively, the Company intends to issue A Shares to investors other than Huaneng Group. However, apart from Subscription Agreements entered into with Huaneng Group and Hua Neng HK, no other agreements have been entered into, and investors other than Huaneng Group are yet to be confirmed. We consider that the funds provided by Huaneng Group (the Company’s controlling shareholder) and Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) are relatively secured funding sources.

We noted that, as stated in the Letter from the Board, the Company has realized the risks exposed by it, namely a) business and operational risks (including (i) risk due to the fluctuation of macroeconomic environment and lowering of power demand and (ii) risk from rising coal price); b) financial risks; c) political risks (including (i) industrial policy risk and (ii) environmental policy risk); and d) other risks (including (i) risk of approval for the placement and (ii) risk of project development and benefit). The Company has already considered the risk factors it may face upon completion of the New Issue and made relevant disclosure. We believe that the Company has made decision which is in line with Shareholders’ interests after giving full consideration to the pros and cons of the New Issue.

C.	Subscription of New A Shares by Huaneng Group

A Shares Subscription Agreement dated 15 January 2010

Parties

(1)	the Company, as the issuer.

(2)	Huaneng Group, as the subscriber.

Subscription of new A Shares

The Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 400 million new A Shares of the Company. If for whatever reason the aggregate number of shares to be issued out of the valid subscription of the New A Share Issue to other designated investors is less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

Aggregate number of shares to be issued out
Number of new				of the valid subscription of the New A
A Shares to	=	400 million shares	x	Share Issue to other investors

be issued				800 million shares

Assuming Huaneng Group will subscribe for 400 million new A Shares, such new A Shares will represent approximately 4.44% of the existing issued share capital of the A Shares of the Company, approximately 3.92% of the issued share capital of the A Shares of the Company as enlarged by the issue of the new A Shares and approximately 2.93% of the Company’s enlarged issued share capital after completion of the New Issue. Immediately after completion of the New Issue and taking into account the aggregate of 6,121,786,667 A Shares already held by Huaneng Group (directly, and indirectly through HIPDC) (representing approximately 68.02% of the existing issued share capital of the A Shares of the Company), Huaneng Group (directly, and indirectly through HIPDC) will hold an aggregate of not more than 6,521,786,667 A Shares, representing approximately 63.94% of the issued share capital of A Shares of the Company as enlarged by the issue of the new A Shares and approximately 47.76% of the Company’s enlarged issued share capital after completion of the New Issue.

Subscription price per new A Share

The subscription price per new A Share pursuant to the New A Share Issue shall be not less than RMB7.13, i.e. not less than 90% of the average trading price (Note 1) per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price per new A Share in concrete terms shall be ascertained on the book-building basis following the obtaining of the approvals for the New Issue from the CSRC, i.e. it will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by other investors pursuant to the New A Share Issue and the principle of priority in pricing. Huaneng Group will not participate in the quotation of the book-building process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the New A Share Issue. If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the New Issue, then the abovementioned lowest subscription price per Share and the maximum number of shares to be issued shall be adjusted correspondingly.

Note 1:

The aggregate amount of A Shares traded
The average trading price		on the Shanghai Stock Exchange
of the Company’s A Shares		for the twenty trading days immediately
for the twenty trading days	=	prior to the Price Determination Date

immediately prior to		The aggregate number of A Shares traded
the Price Determination Date		on the Shanghai Stock Exchange
for the twenty trading days immediately
prior to the Price Determination Date
.

As stated in the letter from the Board, the Company will make further announcement regarding the net subscription price of each new A Share when the expenses of the New Issue are ascertained.

Aggregate subscription amount

The aggregate subscription amount by Huaneng Group in the New A Share Issue shall be the product of the subscription price per new A Share and the number of the A Shares subscribed for by Huaneng Group. Based on the subscription price per new A Share of not less than RMB7.13 and on the assumption that Huaneng Group shall subscribe for 400 million new A Shares, the consideration in aggregate will be not less than RMB2,852 million.

Conditions precedent

The completion obligation under the A Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the New A Share Issue, the approval regarding the New A Share Issue from the CSRC and the approvals from the relevant government authorities on the related matters regarding the New A Share Issue;

2.	all conditions precedent contained in the A Shares Subscription Agreement have been satisfied or properly waived;

3.	the Company is satisfied with the result of the book-building for New Share A Issue (including the final subscription price per share and the number of shares to be issued);

4.
the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transactions contemplated under the A Shares Subscription Agreement;

5.
representations and warranties made by Huaneng Group in the A Shares Subscription Agreement are true and accurate in all material respects and Huaneng Group has fulfilled in all material respects its obligations under the A Shares Subscription Agreement; and

6.
representations and warranties made by the Company in the A Shares Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the A Shares Subscription Agreement.

Completion

Completion shall be taken place on the seventh business day following the last of all conditions contained in the A Shares Subscription Agreement is satisfied (or properly waived), or on any other earlier date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Huaneng Group shall attend to and complete the relevant business administration registration procedures after completion of the New A Share Issue.

Lock-up period

Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the New A Share Issue within a period of 36 months from the completion of the New A Share Issue.

D.	Subscription of New H Shares By Hua Neng HK

H Shares Subscription Agreement dated 15 January 2010

Parties

(1)	The Company, as the issuer.

(2)	Hua Neng HK, a wholly-owned subsidiary of Huaneng Group, as the subscriber.

Subscription of new H Shares

The Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 400 million new H Shares of the Company while in any event the issue size shall not exceed the number as approved by the CSRC. If the aggregate number of shares to be issued out of the New A Share Issue is less than 1,200 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

the aggregate number of actual shares
400 million shares	x	to be issued out of the New A Share Issue

1,200 million shares

Assuming Hua Neng HK will subscribe for 400 million new H Shares, those Shares shall represent approximately 13.09% of the existing issued share capital of H Shares of the Company, approximately 11.58% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 2.93% of the Company’s enlarged issued share capital after completion of the New Issue. Immediately after completion of the New Issue, and taking into account the 20,000,000 H Shares already held by Hua Neng HK (representing approximately 0.65% of the existing issued share capital of H Shares of the Company), Huaneng Group will, directly and indirectly hold an aggregate of 420,000,000 Shares, representing approximately 12.15% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 3.08% of the Company’s enlarged issued share capital after completion of the New Issue.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

Subscription price per new H Share

The subscription price per new H share pursuant to the New H Share Issue shall be the higher of the average trading price (Note 2) per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.46) or the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date (i.e. HK$4.73), with a share price premium of 5% (i.e. at HK$4.97 per new H Share). If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the New Issue, then the subscription price per new H Share and the maximum number of new H Shares to be issued shall be adjusted correspondingly.

Note 2:

The aggregate amount of H Shares traded
The average trading price		on the Stock Exchange
of the Company’s H Shares		for the twenty trading days immediately
for the twenty trading days	=	prior to the Price Determination Date

immediately prior to		The aggregate number of H Shares traded
the Price Determination Date		on the Stock Exchange
for the twenty trading days immediately
prior to the Price Determination Date.

As stated in the letter from the Board, the Company will make further announcement regarding the net subscription price of each new H Share after ascertaining the expense of the New Issue.

Aggregate subscription amount

The aggregate subscription amount by Huaneng Group in the New H Share Issue shall be the product of the subscription price per new H Share and the number of the H Shares subscribed for by Hua Neng HK. Based on the subscription price of HK$4.97 per new H Share and on the assumption that Huaneng Group shall subscribe for 400 million new H Shares, the consideration in aggregate shall be HK$1,988 million (approximately RMB1,749 million).

Conditions precedent

The completion obligation under the H Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the New H Share Issue, the approval regarding the New H Share Issue from the CSRC, the approval from the Listing Committee of the Stock Exchange relating to the trading of and the dealing in H Shares pursuant to the New H Share Issue and the approvals from the relevant government authorities on the related matters regarding the New H Share Issue;

2.	all conditions precedent contained in the H Shares Subscription Agreement have been satisfied or properly waived;

3.
the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transaction contemplated under the H Shares Subscription Agreement;

4.
representations and warranties made by Hua Neng HK in the H Shares Subscription Agreement are true and accurate in all material respects and Hua Neng HK has fulfilled in all material respects its obligations under the H Shares Subscription Agreement; and

5.
representations and warranties made by the Company in the H Shares Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the H Shares Subscription Agreement.

Completion

Completion shall be taken place on the seventh business day following the last of all conditions contained in the H Shares Subscription Agreement is satisfied (or properly waived), or on any other earlier date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Hua Neng HK shall attend to and complete the relevant business administration registration procedures after completion of the New H Share Issue.

Lock-up period

Hua Neng HK shall not deal in or dispose of any of the new H Shares subscribed by it pursuant to the New H Share Issue within a period of 12 months from the completion of the New H Share Issue.

E.	Ranking of New Shares to be issued

The new A Shares to be issued pursuant to the New A Share Issue will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares.

The new H Shares to be issued pursuant to the New H Share Issue will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares.

F.	Subscription Prices

A Share Subscription Price

The subscription price of RMB7.13 per new A Share represents:

(a)
a discount of approximately 9.29% to the closing price of RMB7.86 per A Share as quoted on the Shanghai Stock Exchange on 7 January 2010, being the last trading day preceding the date of suspension of trading in the A Shares;

(b)
a discount of approximately 10.90% to the average closing price of RMB8.002 per A Share as quoted on the Shanghai Stock Exchange for the five trading days immediately prior to 8 January 2010, being the date of suspension of trading in the A Shares;

(c)
a discount of approximately 9.52% to the average closing price of RMB7.88 per A Share as quoted on the Shanghai Stock Exchange for the ten trading days immediately prior to 8 January 2010, being the date of suspension of trading in the A Shares; and

(d)
a discount of approximately 9.93% to the average trading price of RMB7.916 per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to 8 January 2010, being the date of suspension of trading in the A Shares.

As advised by the PRC legal advisers to the Company, the pricing mechanism of the New A Share Issue (i.e. to issue the new A Shares at a discount to the market price) is pursuant to the provisions stipulated in the “Measures on the Administration of Issuance of Securities by Listed Companies” and the “Regulations on the Implementation of the Non-public Issue of Shares of Listed Companies”. The final subscription price will be determined based on the state of subscription by investors other than Huaneng Group pursuant to the New Issue and in compliance with the principle of priority in pricing.

In order to ascertain the fairness and reasonableness of A Share subscription price, we consider that it would be appropriate, as well as to our best knowledge, to carry out a market comparison for other issuances of new shares by way of placing or subscription conducted by other non-financial companies listed on the Shanghai Stock Exchange which were announced since 1 November 2009 and before the date of the announcement of the Company on 18 January 2010 in relation to the New Issue (the “A Shares Comparables”) as reference.

Set out below is the summary for the A Shares Comparables:

Date of announcement	Stock code Name of listed company	Amount raised	Placing/ subscription price per share	Approximate premium/(discount) of placing/ subscription price per share over/to the closing price on the last trading day prior to the release of the relevant announcement	Approximate premium/(discount) of placing/ Subscription price per share over/ to average closing price per share in the five trading days prior to the release of the announcement	Approximate premium/(discount) of placing/ Subscription price per share over/ to average closing price per share in the ten trading days prior to the release of the announcement	Approximate premium/(discount) of placing/ Subscription price per share over/ to average trading price per share in the twenty trading days prior to the release of the announcement
		(RMB million)	(RMB)

3 November 2009	600748 Shanghai Industrial
	Development Co., Ltd.	4,329.00	14.43	-14.11%	-12.93%	-14.28%	-10.03%

3 November 2009	600158 China Sports Industry
	Group Co., Ltd.	1,136.00	7.10	-18.20%	-13.44%	-10.56%	-10.01%

6 November 2009	600187 Heilongjiang Interchina
	Water Treatment Co., Ltd.	851.50	6.55	-19.43%	-14.18%	-11.39%	-9.93%

11 November 2009	600866 Star Lake Bioscience Co., Inc Zhaoqing
	Guangdong	480.00	9.60	-19.46%	-16.00%	-15.82%	-9.93%

16 November 2009	600223
	Lushang Property Co.,Ltd.	1,315.60	10.12	-15.60%	-12.79%	-12.18%	-9.99%

26 November 2009	600266 Beijing Urban Construction Investment & Development
	Co., Ltd.	3,799.40	17.27	-18.50%	-16.08%	-12.28%	-10.00%

2 December 2009	600353 Chengdu Xuguang
	Electronics Co., Ltd.	431.55	9.59	-18.38%	-14.74%	-12.49%	-9.95%

2 December 2009	600586 Shandong Jinjing Science
	& Technology Co., Ltd.	1,497.00	14.97	-15.33%	-11.21%	-11.87%	-10.00%

10 December 2009	600157 Taian Lurun Co., Ltd.	839.15	12.91	-28.63%	-18.71%	-13.76%	-10.02%

18 December 2009	600337 Markor International Furniture Co., Ltd.	1,203.76	7.34	-16.97%	-10.92%	-9.15%	-9.99%

19 December 2009	600078 Jiangsu Chengxing Phosph-Chemicals Co., Ltd.	789.00	7.89	-2.71%	-6.27%	-7.62%	-10.03%

4 January 2010	600460 Hangzhou Silan Microelectronics Co., Ltd.	529.20	8.82	-21.74%	-15.16%	-13.09%	-9.99%

5 January 2010	600338 Tibet Summit Industry Co., Ltd.	493.20	12.33	-19.31%	-18.83%	-14.73%	-9.95%
			Minimum	-28.63%	-18.83%	-15.82%	-10.03%
			Maximum	-2.71%	-6.27%	-7.62%	-9.93%
			Average	-17.57%	-13.94%	-12.25%	-9.99%
			Median	-18.38%	-14.18%	-12.28%	-9.99%

	A Shares subscription	8,556.00	7.13	-9.29%	-10.90%	-9.52%	-9.93%

Source: the Shanghai Stock Exchange and Bloomberg

Shareholders should note that the businesses, prospects and use of proceeds of the A Shares Comparables illustrated above are not the same as the Company, as such, this information should be referenced with care.

As illustrated in the table above, the placing/subscription prices of the A Shares Comparables range from (i) a discount of approximately 28.63% to 2.71% to the respective closing prices on the last trading days immediately prior to the date of the respective announcements (the “A Shares Last Trading Day Range”); (ii) a discount of approximately 18.83% to 6.27% to the respective average closing prices for the last five trading days immediately prior to the date of the respective announcements (the “A Shares Last Five Trading Days Range”); (iii) a discount of approximately 15.82% to 7.62% to the respective average closing prices for the last Ten trading days immediately prior to the date of the respective announcements (the “A Shares Last Ten Trading Days Range”); and (iv) a discount of approximately 10.03% to 9.93% to the respective average trading prices for the last Twenty trading days immediately prior to the date of the respective announcements (the “A Shares Last Twenty Trading Days Range”).

Given the A Share subscription price of RMB7.13 represents (i) a discount of approximately 9.29% to the closing price of RMB7.86 per A Share as quoted on the Shanghai Stock Exchange on the Last Trading Date; (ii) a discount of approximately 10.90% to the average closing price of RMB8.002 per A Share as quoted on the Shanghai Stock Exchange for the last five trading days immediately prior to and including the Last Trading Date; (iii) a discount of approximately 9.52% to the average closing price of RMB7.88 per A Share as quoted on the Shanghai Stock Exchange for the last ten trading days immediately prior to and including the Last Trading Date; and (iv) a discount of approximately 9.93% to the average trading price of RMB7.916 per A Share as quoted on the Shanghai Stock Exchange for the last twenty trading days immediately prior to and including the Last Trading Date, all the four discounts on the A Share subscription price fall within the A Shares Last Trading Day Range, the A Shares Last Five Trading Days Range, the A Shares Last Ten Trading Days Range, and the A Shares Last Twenty Trading Days Range respectively. As such, we consider that the A Share subscription price is fair and reasonable.

H Share Subscription Price

The subscription price of HK$4.97 per new H Share represents:

(a)
a premium of approximately 5% over the closing price of HK$4.73 per H Share as quoted on the Stock Exchange on 7 January 2010, being the last trading day preceding the date of suspension of trading in the H Shares;

(b)
a premium of approximately 9.47% over the average closing price of HK$4.54 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares;

(c)
a premium of approximately 11.86% over the average closing price of HK$4.443 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares; and

(d)
a premium of approximately 11.34% over the average trading price of HK$4.464 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares.

In order to ascertain the fairness and reasonableness of the H Share subscription price, we consider that it would be appropriate, as well as to our best knowledge, to carry out a market comparison for other issuances of new shares by way of placing or subscription conducted by other non-financial companies listed on the main board of the Stock Exchange which were announced since 1 December 2009 and before the date of the announcement of the Company on 18 January 2010 in relation to the New Issue (the “Comparables”) as reference.

Set out below is the summary for the Comparables:

Date of announcement	Stock code and Name of listed Company	Amount raised	Placing/ subscription price per share	Approximate premium/ discount of placing/ subscription price per share over/ to the closing price on the last trading day prior to the release of the relevant announcement	Approximate premium/ discount of placing/ subscription price per share over/ to average closing price per share in the five trading days prior to the release of the relevant announcement	Approximate premium/ discount of placing/ subscription price per share over/ to average closing price per share in the ten trading days prior to the release of the relevant announcement	Approximate premium/ discount of placing/ subscription price per share over/ to average trading price per share in the twenty trading days prior to the release of the relevant announcement
		(HK$ million)	(HK$)
1 December 2009	0135 CNPC (Hong Kong) Limited	3,721.50	8.27	-5.05%	-5.29%	-4.86%	-2.12%

1 December 2009	0342 NewOcean Energy Holdings Limited	192.50	1.00	-15.25%	-11.66%	-11.74%	-11.78%

2 December 2009	1188 Far East Golden Resources Group Limited	50.35	0.265	-11.67%	-10.17%	-11.81%	-13.14%

2 December 2009	0039 Bio-Dynamic Group Limited	15.48	0.43	-11.34%	-18.56%	-8.70%	-20.37%

3 December 2009	0839 Anhui Tianda Oil Pipe Company Limited	201.08	4.00	-16.84%	-13.46%	-12.53%	-7.64%

7 December 2009	0397 Hong Kong Health Check and Laboratory Holdings Company Limited	29.20	0.4	-13.04%	-13.79%	-12.85%	-15.24%

10 December 2009	0206 TSC Offshore Group Limited	202.40	2.53	-11.23%	-12.27%	-11.13%	-11.54%

13 December 2009	0632 Pearl Oriental Innovation Limited	117.99	1.02	-19.69%	-16.16%	12.26%	-2.00%

15 December 2009	0707 Co-Prosperity Holdings Limited	38.79	0.40	-19.60%	-21.48%	-15.28%	-11.12%

15 December 2009	0789 Artini China Co. Ltd.	54.60	0.78	-15.22%	-19.09%	-18.75%	-20.36%

17 December 2009	0230 Minmetals Land Limited	955.50	2.45	-13.12%	-15.40%	-11.71%	-10.39%

18 December 2009	2389 Wang Sing International Holdings Group Limited	23.00	0.23	12.75%	8.29%	2.63%	0.66%

18 December 2009	0061 Green Global Resources Limited	390.00	1.68	-26.96%	-28.63%	-29.62%	-30.76%

21 December 2009	0539 Victory City International Holdings Limited	47.25	1.35	-9.40%	-16.15%	-14.88%	-8.80%

27 December 2009	3377 Sino-Ocean Land Holdings Limited	5,818.82	6.23	-8.38%	-6.57%	-12.75%	-17.08%

30 December 2009	0850 PetroAsian Energy Holdings Limited	112.20	0.51	-3.77%	-4.85%	-6.25%	-0.86%

30 December 2009	1383 Hong Long Holdings Limited	23.75	0.95	-5.94%	-1.04%	-0.42%	-3.18%

30 December 2009	0195 Vitar International Holdings Limited	43.00	2.15	-23.49%	-17.81%	-16.47%	-15.02%

4 January 2010	1003 21 Holdings Limited	10.80	0.15	-13.79%	0.81%	0.54%	-19.53%

5 January 2010	0913 Unity Investments Holdings Ltd.	10.93	0.38	-6.17%	-5.24%	-5.12%	-9.20%

7 January 2010	0091 New Smart Energy Group Ltd.	79.30	0.061	-11.59%	-16.44%	-16.44%	-19.63%

8 January 2010	0471 Global Flex Holdings Ltd.	20.60	0.103	-16.26%	-18.64%	-16.80%	-18.71%

8 January 2010	0273 Willie International Holdings Ltd.	90.00	0.45	-15.09%	-15.41%	-15.25%	-19.70%

13 January 2010	3382 Tianjin Port Development Holdings Ltd.	2,466.26	2.50	-14.97%	-14.44%	-12.86%	-14.12%

			Minimum	-26.96%	-28.63%	-29.62%	-30.76%
			Maximum	12.75%	8.29%	12.26%	0.66%
			Average	-12.30%	-12.23%	-10.45%	-12.57%
			Median	-13.08%	-14.12%	-12.17%	-12.46%

	H Shares subscription	1,988.00	4.97	5%	9.47%	11.86%	11.34%

Source: the Stock Exchange and Bloomberg

Shareholders should note that the businesses, prospects and use of proceeds of the Comparables illustrated above are not the same as the Company, as such, this information should be referenced with care.

As illustrated in the table above, the placing/subscription prices of the Comparables range from (i) a discount of approximately 26.96% to a premium of approximately 12.75% over the respective closing prices on the respective last trading days immediately prior to the date of the respective announcements (the “Last Trading Day Range”); (ii) a discount of approximately 28.63% to a premium of approximately 8.29% over the respective average closing prices for the last five trading days immediately prior to the date of the respective announcements (the “Last Five Trading Days Range”); (iii) a discount of approximately 29.62% to a premium of approximately 12.26% over the respective average closing prices for the last ten trading days immediately prior to the date of the respective announcements (the “Last Ten Trading Days Range”); and (iv) a discount of approximately 30.76% to a premium of approximately 0.66% over the respective average trading prices for the last Twenty trading days immediately prior to the date of the respective announcements (the “Last Twenty Trading Days Range”).

Given the H Share subscription price of HK$4.97 represents (i) a premium of approximately 5% over the closing price of HK$4.73 per H Share as quoted on the Stock Exchange on the Last Trading Date; (ii) a premium of approximately 9.47% over the average closing price of HK$4.54 per H Share as quoted on the Stock Exchange for the last five trading days immediately prior to the Last Trading Date; (iii) a premium of approximately 11.86% over the average closing price of HK$4.443 per H Share as quoted on the Stock Exchange for the last ten trading days immediately prior to the Last Trading Date; and (iv) a premium of approximately 11.34% over the average trading price of HK$4.464 per H Share as quoted on the Stock Exchange for the last twenty trading days immediately prior to the Last Trading Date, the four premiums on the H Share subscription price fall within the Last Trading Day Range, the Last Ten Trading Days Range and above the Last Five Trading Days Range, the Last Twenty Trading Days Range respectively. As such, we consider that the H Share subscription price is fair and reasonable.

A Share Subscription Price and the H Share Subscription Price

Pursuant to the Subscription Agreements, the subscription price per new A Share is not less than RMB7.13 and the subscription price per new H Share is HK$4.97. The A Share subscription price represents a premium of approximately 63.02% over the H Share subscription price and the difference in the A Share subscription price and the H Share subscription price is mainly attributable to the difference in valuation and the investors in the A shares market and the H shares market.

To address the difference between the A Share subscription price and the H Share subscription price, we have compared the historical closing prices of the A Shares and the H Shares as set out in the table below:

	A Share price HK$	H Share price HK$	Premium of A Share price over H Share price (%)
Closing price per Share in the last trading day prior to the release of the announcement	8.93	4.73	88.79
Average closing price per Share in the five trading days prior to the release of the announcement	9.09	4.54	100.22
Average closing price per Share in the ten trading days prior to the release of the announcement	8.95	4.44	101.58
Average trading price per Share in the twenty trading days prior to the release of the announcement	8.99	4.46	101.57

The table above illustrates that the average closing prices/trading price of A Shares were at a premium over the H Shares, ranging from approximately 88.79% to approximately 101.58%, therefore, the valuation and investor’s perspective of A share market and H share market is different.

In addition, as advised by the PRC legal advisers to the Company, pursuant to the “Measures on the Administration of Issuance of securities by Listed Companies” and the “Regulations on the Implementation of the Non-public Issue of Shares of Listed Companies”, the subscription price of the A shares under a non-public issue cannot be lower than 90% of the average trading price for twenty trading days immediately prior to and including the last trading date. In this case, the average trading price for the twenty trading days immediately prior to and including the Last Trading Date was RMB7.916 and its 90% is RMB7.1244. In this regard, the Company could not set the A Share subscription price below RMB7.13.

We noted that, from the financial report of the Company as at 30 September 2009 published on the Shanghai Stock Exchange, the unaudited net asset value per Share attributable to the Shareholders as at 30 September 2009 was approximately RMB3.30. The H Share subscription price represents a premium of 32.53% over the net asset value per share.

We note that, the New A Share Issue and the New H Share Issue are inter-conditional upon each other. Following the New A Share Issue, the Company will enter into agreements with nine investors other than Huaneng Group to place and issue new A Shares to them, the number of which is the same as that to be subscribed under the New Issue Connected Transactions. The subscription price shall be the same subscription price for the new A Shares subscribed by Huaneng Group. The average price for subscription of new A Shares and new H Shares as well as the investment in new A Shares is approximately HK$7.32 per Share, representing a premium of approximately 54.76% over the closing price of HK$4.73 per H Share on the last trading day and a premium of approximately 95.2% over RMB3.30 of the unaudited net asset value per Share attributable to the Shareholders as at 30 September 2009.

As set out in the paragraph headed “Use of Proceeds” below, the proceeds raised from the New Issue will be used to invest in different projects. Upon completion and launch of the projects funded by the New Issue, the business scale, market share and production efficiency of the Company will be improved while the industrial structure will be upgraded. Accordingly, the future earning ability of the Company will be improved and it will be beneficial to the Company and Shareholders as a whole.

We noted that, from the financial report of the Company for the nine months ended 30 September 2009 published on the Shanghai Stock Exchange (the “Third Quarterly Report of 2009”), the asset-liability ratio as at 30 September 2009 had increased to 74.96% from 73.95% at the beginning of the year, cash and cash equivalents decreased by 41.0% from the same period last year to approximately RMB6,097,000,000. As the total investment of the proposed projects of the Company is RMB20.575 billion, the capital contribution in cash by Huaneng Group and investors other than Huaneng Group will provide fund necessary for the proposed project.

Notwithstanding that the H Share subscription price is significantly lower than the A Share subscription price, having considered that, (i) the subscription is a commercial decision of the Company and the subscription prices of A Shares and H Shares were agreed after arm’s length negotiations between the parties involved; (ii) the H Share subscription price represents a premium of approximately 5% over the closing price of HK$4.73 per H Share on the last trading day and the premium of the H share subscription price fall within or above the relevant ranges of the Comparables; (iii) the difference in valuation and investors’ perspective in the A shares market and the H shares market; (iv) the H share subscription price represents a premium of approximately 32.53% over the net assets per share as at 30 September 2009; (v) the New A Share Issue and the New H Share Issue are inter-conditional upon each other, the average subscription price of new A Shares and new H Share represents a premium of approximately 95.2% over the net asset value per share as at 30 September 2009; (vi) the subscription will raise fund for the proposed projects of the Company without requiring the Independent Shareholders to pay any consideration to the Company; and (vii) the legal restriction on setting the A Share subscription price. Hence, we are of the view that the issue of both A Shares and H Shares pursuant to the New Issue Connected Transactions is in the interest of the Company and the Shareholders as a whole.

G.	Use of Proceeds

As set out in the Letter from the Board, based on the 1,200,000,000 new A Shares to be issued under the A Shares Subscription Agreement at a price of RMB7.13 per share and the 400,000,000 new H Shares to be issued under the H Shares Subscription Agreement at a price of HK$4.97 per share, the gross proceeds from the New A Share Issue and New H Share Issue are estimated to be approximately RMB8,556 million and HK$1,988 million respectively.

An amount of not exceeding RMB8.60 billion from the net proceeds of the New A Share Issue (after deducting the issuing expenses) is proposed to be used in the following projects:

No.	Total investment Project	Proposed maximum amount of proceed amount of project	to be invested
		(in millions of RMB)	(in millions of RMB)
1	Gansu Ganhehou Second Wind Power Plant Project	2,037	1,450
2	Gansu Qiaowan Second Wind Power Plant Project	2,047	1,460
3	Gansu Qiaowan Third Wind Power Plant Project (North)	1,050	750
4	Huaneng Kangbao Wind Power (49.5MW) Phase I Project	525	370
5	Jiangsu Huaneng Jinling Power Plant Phase II Project
	(closing down larger coal-fired generation units and
	replacing by smaller generation units)	5,160	220
6	Huaneng Fuzhou Power Plant Phase III (Unit No. 5)
	Expansion Project	2,870	1,790
7	Huaneng Pingliang Power Plant Phase II
	Expansion Project	4,350	260
8	Hunan Huaneng Yueyang Power Plant Phase III Project
	(closing down larger coal-fired generation units and
	replacing by smaller generation units)	2,536	200
9	Repayment of loans to financial institutions	—	2,100

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue, when available, shall be used to repay relevant bank loans and to supplement the Company’s working capital. If the actual amount of the proceeds raised (after deduction of the administrative fees) is insufficient to satisfy all of the investment needs of the above projects, then the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised (after deduction of the administrative fees) is more than the aggregate of the investment requirements of above projects, the surplus shall be used to supplement the Company’s working capital.

The amount of the net proceeds out of the New H Share Issue (after deduction of administrative fees) is planned to increase the capital of SinoSing Power Pte. Ltd., an off-shore company which is wholly-owned by the Company, for development of the overseas business.

H.	Possible Impact on the Company

As stated in the letter from the Board, after the fund raised from the New Issue is available, the Company’s capital on equity basis will be increased, the cash flow will be re-inforced, the financial situation will be improved significantly, its asset/liability structure will be rationalized, its earning power will further be upgraded and hence its competitive edge as a whole will be strengthened. The impacts of the New Issue on the financial position, profitability, cash flow and liabilities are detailed as follows:

Impact on the financial position

With the completion of the New Issue, the capital on equity basis will be increased, the cash flow will be strengthened rapidly while the gearing ratio will be lowered. Also, as the loans from the financial institutions will be repaid, the gearing ratio will be further lowered. This will help reduce the financial risks.

Impact on profitability

Pursuant to the newly amended Renewable Energy Law, the State will implement a fullamount protective acquisition system in relation to renewable power generation. This will give support and assurance to the profitability of the four wind power projects in which the proceeds of the New Issue will invest. On the other hand, the expansion projects of the four coal-fired power generation plants in which the proceeds of the New Issue will invest will reinforce the competitive edge in term of the scale of the installation capacity in the economically developed areas along the coast, the coal affluent areas or power loading centres. Benefited from the relatively high operation efficiency and the integration of the industrial chain of coal-electricity power, the profitability of the Company is expected to be further increased.

Also, as the projects are being implemented with the funds raised out of the New Issue, the power generation structure of the Company will be further optimized. This will help enhance the profitability of the Company.

Impact on cash flow

After the completion of the New Issue, the cash inflow from the fund-raising activities will be greatly increased. This will have favourable impact on ensuring a smooth commencement of the operation of its projects as well as on-going development of the Company.

Impact on the Company’s liabilities

As at 30 September 2009, the gearing ratio of the Company was approximately 74.96%. Assuming the proceeds from the New A Share Issue and the New H Share Issue amounted to RMB10.31 billion (Note 3) and the funds raised will be used to repay the loan of RMB2.1 billion to financial institution as planned, the Company’s gearing ratio will be decreased to approximately 70.76%. Therefore, the New Issue can enhance the asset and liabilities structure of the Company, which is conducive to minimise the financial risks of the Company.

Note 3:
Based on issuing 1,200 million A Shares at the minimum subscription price of RMB7.13, and the 400 million H Shares at 5% share premium over the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date, i.e. HK$4.97.

Based on the aforementioned analysis, in particular that, (i) there would be an improvement to financial position of the Company; (ii) enhancement of the overall profitability of the Company; (iii) reinforcement of the cash flow of the Company; and (iv) positive impact on the liabilities of the Company, we are of the view that the New Issue and the New Issue Connected Transactions are fair and reasonable so far as the Company and its Shareholders are concerned and are in the interest of the Company and its Shareholders as a whole.

I.Dilution of Independent Shareholders’ Holdings

Shareholding structure of the Company as at the Latest Practicable Date and immediately after completion of the New Issue (assuming Huaneng Group and Hua Neng HK subscribed for 400 million new A Shares and 400 million new H Shares respectively, and the other designated investors (not exceeding 9 investors in total), have fully paid up the subscription price of the 800,000,000 new A Shares):

	Huaneng Group (A Shares)	Hua Neng HK (H Shares)	Designated investors participating in the New A Share Issue (excluding Huaneng Group) (Note 4) (A Shares)	Public (A Shares)	Public (H Shares)	Total

Number of Shares held as at the Latest Practicable Date	6,121,786,667	20,000,000	—	2,878,213,333	3,035,383,440	12,055,383,440

% to the existing total issued shares of the Company as at the Latest Practicable Date	50.78%	0.17%	—	23.87%	25.18%	100%

Number of new H Shares and A Shares held	400,000,000	400,000,000	800,000,000	—	—	1,600,000,000

Number of Shares held immediately after completion of the New Issue	6,521,786,667	420,000,000	800,000,000	2,878,213,333	3,035,383,440	13,655,383,440

% to the total issued enlarged share capital of the Company immediately after completion of the New Issue	47.76%	3.08%	5.86%	21.08%	22.23%	100%

Note 4:	Assuming that the designated investors do not hold any Shares of the Company and are the third parties independent of the Company and its connected persons.

As illustrated from the table above, the shareholding in the Company by Huaneng Group (including its direct holding of the new H Shares through Hue Neng HK) would decrease from approximately 50.95% to 50.84% . The shareholding in the Company by the public other than Huaneng Group and other designated investors participating in the New A Share Issue would decrease from approximately 49.05% to approximately 43.31%. The shareholding in the Company by the public Shareholders of A Shares would be diluted from approximately 23.87% to approximately 21.08% (excluding the designated investors participating in the New A Share Issue) and the shareholding in the Company by the public Shareholders of H Shares would be diluted from approximately 25.18% to approximately 22.23%.

Having taken into account the factors considered in this letter (including the reasons for the New Issue and its impact on the Company), we are of the view that the dilution to the shareholding of the existing Independent Shareholders is reasonable.

Note:
In this letter, unless otherwise stated, certain amount denominated in RMB have been converted into HK$ using an exchange rate of HK$1.00 to RMB0.88 for illustration purpose only. The exchange rate does not constitute representations that any amount has been, could have been, or may be exchanged at this or any other rates at all. Certain figures expressed in this letter are the direct aggregation of the relevant figures. There may be slight variation due to the rounding up or down of the last digit.

RECOMMENDATION

Taking into account the above principal factors and reasons, we are of the opinion that New Issue and the the New Issue Connected Transactions (including the Subscription Agreements) are fair and reasonable so far as the Company and its Independent Shareholders are concerned and in the interest of the Company and its Shareholders as a whole. We therefore advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements) at the EGM and the relevant Class Meetings.

Yours faithfully,

For and on behalf of
Guotai Junan Capital Limited
Wilson Lo
Executive Director

APPENDIX	GENERAL INFORMATION

1.RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Approximate percentage of shareholding in the Company’s Number of shares held	Approximate percentage of shareholding in the Company’s total issued total issued Capacity	Approximate percentage of shareholding in the Company’s domestic share capital	total issued shares	H shares
(Shares)

Huaneng International	Domestic	5,066,662,118(L)	Beneficial	42.03%(L)	56.30%(L)	—
Power Development	shares	owner
Corporation#

China Huaneng Group#	Domestic	1,055,124,549(L)	Beneficial	8.75%(L)	11.72%(L)	—
	shares	owner

China Huaneng Group*	H shares	20,000,000(L)	Beneficial	0.17%(L)	—	0.65%(L)
Owner

Hebei Provincial	Domestic	603,000,000(L)	Beneficial	5.00%(L)	6.7%(L)	—
Construction	shares	owner
Investment Company

Blackrock, Inc.	H Shares	274,399,068(L)	Interest of	2.28%(L)	—	8.98%(L)
Controlled
Corporations
		624,214(S)	Interest of	0.005%(S)	—	0.02%(S)
Controlled
Corporations

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

#	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in Huaneng International Power Development Corporation.

*	China Huaneng Group held 20,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation;

(ii)	Mr. Huang Long is the vice president of China Huaneng Group and a director of Huaneng International Power Development Corporation;

(iii)	Mr. Wu Dawei is the president/director and chief of Business Department of Huaneng International Power Development Corporation;

(iv)	Mr. Huang Jian is the assistant of Manager of China Huaneng Group;

Supervisors

(v)	Mr. Guo Junming is the president of Huaneng Capital Services Limited Company; and

(vi)	Ms. Wu Lihua is the chief accountant of Finance Department of Huaneng International Power Development Corporation.

3.MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company and its subsidiaries since 31 December 2008, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.LITIGATION

None of the Company and its subsidiaries was at present engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries as at the Latest Practicable Date.

5.CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name in the form and context in which they appear:

Name	Qualification

Guotai Junan Capital
a licensed corporation to carry on type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the New Issue and the New Issue Connected Transactions (including the Subscription Agreements)

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or the Supervisors had entered into, or proposed to enter into, a service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.   DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS
As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.MATERIAL CONTRACTS

The following contracts (including contracts not entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries within the two years immediately preceding the date of this circular, and are or may be material:

(a)	Subscription Agreements (as defined in this circular);

(b)	Huaneng Group Framework Agreement as defined in the circular of the Company dated 6 November 2009;

(c)	Capital Contribution Agreement as defined in the circular of the Company dated 6 November 2009;

(d)	YLQ Co-generation Transfer Agreement as defined in the circular of the Company dated 4 May 2009;

(e)	Beijing Co-generation Transfer Agreement as defined in the circular of the Company dated 4 May 2009;

(f)	Huaneng Group Framework Agreement as defined in the circular of the Company dated 7 November 2008 of the Company;

(g)	Huaneng Finance Framework Agreement as defined in the circular of the Company dated 7 November 2008 of the Company; and

(h)	Transfer Agreement as defined in the circular of the Company dated 10 May 2008 of the Company.

10.MISCELLANEOUS

(a)
Mr. Gu Biquan is the Company Secretary and Board Secretary of the Company. Pursuant to a waiver granted by the Stock Exchange to the Company from strict compliance with Rules 8.17 and 19A.16 of the Hong Kong Listing Rules in relation to the appointment of Mr. Gu Biquan as the Company secretary of the Company dated 20 December 2007, the Company has arranged Mr. Zhang Xinmin, a fellow member of the Association of Chartered Certified Accountants, to provide assistance to Mr. Gu Biquan in the discharge of his duties as the Company Secretary under the Hong Kong Listing Rules.

(b)
The head office and legal address of the Company is West Wing, Building C, Tianyin Mansion, No. 2C, Fuxingmennan Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at 46/F Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the Chinese text of this circular and form of proxy shall prevail over the English text.

11.DOCUMENTS FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Herbert Smith at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 16 March 2010:

(a)	the Articles of Association of the Company;

(b)	the letter from the Independent Directors Committee, as set out in this circular;

(c)	the letter from Guotai Junan Capital, the independent financial adviser, as set out in this circular;

(d)	the written consent of Guotai Junan Capital referred to in this appendix;

(e)	the material contracts referred to in paragraph 9 of this appendix;

(f)	the annual report of the Company for the year ended 31 December 2008; and

(g)	the Subscription Agreements.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE OF THE 2010 FIRST EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the 2010 first extraordinary general meeting (“Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 1:30 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolutions:

RESOLUTIONS

1.	To consider and approve each of the following, by way of special resolutions, in relation to the New A Share Issue and the New H Share Issue by the Company:

1.1	Class of shares and nominal value per share (Note 2)

1.2	Method of issuance (Note 3)

1.3	Target subscribers (Note 4)

1.4	Method of subscription (Note 5)

1.5	Number of shares to be issued (Note 6)

1.6	Price determinate date (Note 7)

1.7	Subscription price (Note 8)

1.8	Adjustment to the number of shares to be issued and the subscription price (Note 9)

1.9	Lock-up period(s) (Note 10)

1.10	Listing of shares (Note 11)

1.11	Use of proceeds (Note 12)

1.12	Arrangement regarding the accumulated undistributed earnings (Note 13)

1.13	The relationship between the New A Share Issue and the New H Share Issue (Note 14)

1.14	Validity period of these resolutions (Note 15)

2.	To consider and approve, by way of special resolution, the resolution regarding the signing of the Subscription Agreements with designated investors (Note 16).

3.	To consider and approve, by way of ordinary resolution, the resolution that the Company meets with the conditions for New A Share Issue (Note 17).

4.	To consider and approve, by way of ordinary resolution, the resolution regarding the Company’s feasibility report on the use of proceeds from the New A Share Issue (Note 18).

5.	To consider and approve, by way of ordinary resolution, the resolution regarding the Company’s report on the use of proceeds from previous fund raising (Note 19).

6.	To consider and approve, by way of special resolution, the resolution regarding amendments to the Articles of Association consequential to the New Issue (Note 20).

7.
To consider and approve, by way of special resolution, the resolution regarding the general authorisation from the general meeting to the board of directors to process all related matters incidental to the New A Share Issue and the New H Share Issue (Note 21).

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

29 January 2010

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.	For definitions and details, please refer to the circular dated 29 January 2010 (the “Circular”) issued by the Company.

2.
The Shares to be issued from the New A Share Issue are the listed domestic RMB denominated ordinary shares (A Shares) of the Company, with a par value of RMB1.00 each. The Shares to be issued from the New H Share Issue are the overseas listed foreign invested ordinary shares (H Shares) of the Company, with a par value of RMB1.00 each.

3.	The method of subscription under the New A Share Issue and the New H Share Issue will be by way of non-public placement to designated investors.

Issuance under the New A Share Issue shall take place at the right timing within 6 months from obtaining the necessary approvals from the CSRC.

4.
Target investors of the New A Share Issue include not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the other designated investors will be decided by the Company on book-building basis following the obtaining of the approvals for the New A Share Issue from the CSRC.

The target investor of the New H Share Issue shall be Hua Neng HK.

5.	All target subscribers of the New A Share Issue and the New H Shares shall subscribe in cash.

6.	(1)	Number of A Shares to be issued

The total shares to be issued under the New A Share Issue will not exceed 1,200 million shares. The total shares to be issued will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by the designated investors and conditional upon the H Shares in the total issued share capital of the Company being not less than 25% of the total issued share capital of the Company immediately following the completion of the New A Share Issue and the New H Share Issue.

If the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, 400 million new A Shares of which will be issued to Huaneng Group, with the remaining 800 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 800 million shares, the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis.

	(2)	Number of H Shares to be issued

If the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, then the total shares to be issued under the New H Share Issue will be 400 million shares. If the total shares to be issued under the New A Share Issue are less than 1,200 million shares, the number of H Shares to be issued out of the New H Share Issue shall correspondingly be adjusted on a pro rata basis.

7.
The price determination date (“Price Determination Date”) of the New A Share Issue shall be the date on which the resolution of the 8th Meeting of the Sixth Session of the board of directors of the Company was announced (i.e. 18 January 2010).

8.
The subscription price per new A Share pursuant to the New A Share Issue shall be not less than RMB7.13, i.e. not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price in concrete terms shall be ascertained on the book-building basis following the obtaining of approvals and decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by designated investors pursuant to the New A Share Issue and the principle of priority in pricing. Huaneng Group will not participate in the quotation of the book-building process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the New A Share Issue.

The Subscription price per new H share pursuant to the New H Share Issue shall be the higher of the average trading price per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.46 per share) or the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date (i.e. HK$4.73 per share), with a share price premium of 5% (i.e. at HK$4.97 per new H Share).

9.
If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. during the period from the Price Determination Date to the date of issue, then the subscription price of the New A Share Issue and the New H Share Issue and the maximum number of Shares to be issued shall be adjusted correspondingly.

10.
Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the New A Share Issue within a period of 36 months from the completion of the New A Share Issue. Other designated investors shall not deal in or dispose of any of the new A Shares subscribed by each of them pursuant to the New A Share Issue within a period of 12 months from the completion of the New A Share Issue.

Hua Neng HK shall covenant not deal in or dispose of any of the new H Shares subscribed by it pursuant to the New H Share Issue within a period of 12 months from the completion of the New Issue.

11.
Upon expiry of the lock-up period, the A Shares issued under the New A Share Issue will be traded on the Shanghai Stock Exchange. The H Shares issued under the New H Share Issue will be traded on the Hong Kong Stock Exchange.

12.	(1)	An amount of not exceeding RMB8.60 billion from the net proceeds out of the New A Share Issue (after deducting the issuing expenses) is proposed to be used in the following projects:

No.	Installed Project Item	Proposed Maximum Total Investment capacity	amount of proceeds amount	to be invested
		(MW)	(in millions of RMB)	(in millions of RMB)

1.	Gansu Ganhehou Second	199.5	2,037	1,450
	Wind Power Plant Project

2.	Gansu Qiaowan Second	201	2,047	1,460
	Wind Power Plant Project

3.	Gansu Qiaowan Third Wind Power	101	1,050	750
	Plant Project (North)

4.	Huaneng Kangbao Wind Power	49.5	525	370
	(49.5MW) Phase I Project

5.	Jiangsu Huaneng Jinling	1,000	5,160	220
	Power Plant Phase II Project
	(closing down larger coal-fired
	generation units and replacing
	by smaller generation units)

6.	Huaneng Fuzhou Power Plant	600	2,870	1,790
	Phase III (Unit No.5)
	Expansion Project

7.	Gansu Huaneng Pingliang Power Plant	2 x 600	4,350	260
	Phase II Expansion Project

8.	Hunan Huaneng Yueyang Power	600	2,536	200
	Plant Phase III Project
	(closing down larger coal-fired
	generation units and replacing
	by smaller generation units)

9.	Repayment of loans to	—	—	2,100
	financial institutions

For details of the projects relevant to the use of proceeds under the New A Share Issue, please refer to the Company’s feasibility report on the use of proceeds from the New A Share Issue published on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Stock Exchange (www.hkex.com.hk).

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue, when available, will be used to repay relevant bank loans and to supplement the Company’s working capital. If the actual amount of the proceeds raised (after deducting the issuing expenses) is insufficient to satisfy all of the investment needs of the above projects, the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised (after deduction of the issuing expenses) is more than the aggregate of the investment requirements of above projects, the surplus shall be used to supplement the Company’s working capital.

(2)
The amount of the net proceeds from the New H Share Issue (after deducting the issuing expenses) is planned to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for development of the overseas business.

13.
Following the completion of the New A Share Issue and the New H Share Issue, the existing and new Shareholders of the Company shall be entitled to the accumulated undistributed earnings of the Company prior to the New Issue.

14.
The New A Share Issue and the New H Share Issue are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue or the New H Share Issue. Concurrently, the placements of the new A Shares to Huaneng Group and the new H Shares to Hua Neng HK, respectively, are subject to condition that the Company is satisfied with the results of the book-building of the New A Share Issue (including the final subscription price per Share and the number of shares to be issued).

15.	All abovementioned resolutions shall be effective for 12 months from the date on which the relevant resolutions are passed at general meeting of the Company.

The abovementioned resolutions require the approval from the CSRC, and ultimately will incorporate any comments that the CSRC may have.

16.	(1)	For further details regarding the A Shares Subscription Agreement entered between the Company and Huaneng Group, please refer to the Circular.

	(2)	For further details regarding the H Shares Subscription Agreement entered between the Company and Hua Neng HK, please refer to the Circular.

	(3)
Liu Guoyue (director) be authorised to make non-material changes to the A Shares Subscription Agreement and the H Shares Subscription Agreement according to actual circumstances and for purposes of preserving the maximum benefit of the Company. Once agreement is reached with Huaneng Group and Hua Neng HK, respectively, Liu Guoyue (director) be authorised to execute on behalf of the Company the A Share Subscription Agreement, the H Share Subscription Agreement and related documents.

17.
Through self-investigation and pursuant to the relevant requirements of laws and regulations such as the Company Law, the Securities Law of the People’s Republic of China, the Administrative Measures Regarding the Issuance of Securities by Listed Companies and the Implementation Rules Regarding the Placing of Securities by Listed Companies, the board of directors of the Company considered that the Company met with the conditions for New A Share Issue.

18.
The Company’s relevant feasibility report on the use of proceeds from the New A Share Issue is published on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Stock Exchange (www.hkex.com.hk).

19.
Huaneng Power International, Inc.’s report on use of proceeds from the previous fund raising as of 31 December 2009 is published on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Stock Exchange (www.hkex.com.hk).

20.
In accordance with the results of the New A Share Issue and the New H Share Issue, the Company will make corresponding amendments to the Article of Association, including but not limited to, the amendment to Articles 15 and 19. Huang Long (Director) and Liu Guoyue (Director) be authorised to implement the amendments to the Articles of Association following completion of the New A Share Issue and the New H Share Issue.

21.
In order to effectively and orderly complete the New Issue, the following shall be submitted for authorisation at the shareholders’ meeting pursuant to the relevant provisions of the Company Law of the People’s Republic of China and the Securities Law of the People’s Republic of China and the Articles of Association of the Company: unless the board of directors of the Company decides otherwise, Huang Long (director) and Liu Guoyue (director) be authorised with full powers to deal with the matters in relation to this issue, namely:

(1)
to formulate and implement the specific proposals of the New A Share Issue and New H Share Issue according to the actual circumstances, including but without limitation to deciding the timing of the issue, commencement and closing dates of the issue, target subscribes of the issue, number of shares to be issued and subscription price, etc;

(2)
subject to the applicable laws, if required by the regulatory departments or if changes occur in the policies related to the New A Share Issue and New H Share Issue or in the market conditions, to adjust the specific proposals of the New Issue except those matters which are required to be voted again at the general meeting according to the provisions of the relevant laws and regulations and Articles of Association and requirements of the regulatory departments;

(3)
subject to the applicable laws and according to the requirements of the relevant regulatory departments and actual circumstances and within the authorisation scope of the general meeting, to adjust the specific arrangements of this fund raising project, including but without limitation to: if the timing of receipt of the raised funds is inconsistent with the progress of the project examination, approval, filing or implementation, other funds may firstly be invested according to the actual circumstances and replaced after receipt of the raised funds. Upon receipt of the raised funds, the specific investment projects of the fund raising, priority and the specific investment amounts of each project shall be adjusted and finally decided according to the progress of examination, approval, filing or implementation of the investment projects financed by raised funds and the order of importance and urgency of the fund requirements;

(4)
upon completion of the New A Share Issue and New H Share Issue, to amend the relevant provisions of the Articles of Association in relation to matters including changes in the registered capital of the Company according to the actual circumstances of the issue and to deal with the registration of changes with the industrial and commercial departments;

(5)	upon completion of the New A Share Issue and New H Share Issue, to deal with the relevant share registration, lock-up of Shares and listing matters;

(6)	to establish special accounts for this fund raising;

(7)	to take all necessary action to decide and deal with other specific matters related to the New A Share Issue and New H Share Issue to the extent permitted by the relevant laws and regulations.

The above authorisation shall be effective for 12 months from the date of approving these resolutions at the general meeting of the Company.

22.	Eligibility for attending the Extraordinary General Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 23 February 2010 are eligible to attend the Extraordinary General Meeting.

23.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

24.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 24 February 2010.

(iii)	Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

25.	Closure of Register of Members

The register of members of the Company will be closed from 24 February 2010 to 16 March 2010 (both days inclusive).

26.	Other Businesses

(i)	The Extraordinary General Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited, is at:

46th Floor Hopewell Centre
183 Queen’s Road East,
Hong Kong

(iii)	The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.: (+86)-10-66491862, (+86)-10-66491855
Facsimile No.: (+86)-10-66491860

(iv)	As at the date of this Notice, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

NOTICE OF H SHARE CLASS MEETING

NOTICE OF THE 2010 FIRST CLASS MEETING
FOR HOLDERS OF H SHARES

Notice is hereby given that the 2010 first class meeting of holders of H Shares (“H Share Class Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 2:30 p.m. on 16 March 2010 at the headquarters of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the following resolutions:

RESOLUTIONS

1.	To consider and approve each of the following, by way of special resolutions, in relation to the New A Share Issue and the New H Share Issue by the Company:

	1.1	Class of shares and nominal value per share (Note 2)

	1.2	Method of issuance (Note 3)

	1.3	Target subscribers (Note 4)

	1.4	Method of subscription (Note 5)

	1.5	Number of shares to be issued (Note 6)

	1.6	Price determinate date (Note 7)

	1.7	Subscription price (Note 8)

	1.8	Adjustment to the number of shares to be issued and the subscription price (Note 9)

	1.9	Lock-up period(s) (Note 10)

	1.10	Listing of shares (Note 11)

	1.11	Use of proceeds (Note 12)

	1.12	Arrangement regarding the accumulated undistributed earnings (Note 13)

	1.13	The relationship between the New A Share Issue and the New H Share Issue (Note 14)

	1.14	Validity period of these resolutions (Note 15)

2.	To consider and approve, by way of special resolution, the resolution regarding the signing of the Subscription Agreements with designated investors (Note 16).

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

29 January 2010

Registered address of the Company:
West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Notes:

1.	For definitions and details, please refer to the circular dated 29 January 2010 issued by the Company.

2.
The Shares to be issued from the New A Share Issue are the listed domestic RMB denominated ordinary shares (A Shares) of the Company, with a par value of RMB1.00 each. The Shares to be issued from the New H Share Issue are the overseas listed foreign invested ordinary shares (H Shares) of the Company, with a par value of RMB1.00 each.

3.	The method of subscription under the New A Share Issue and the New H Share Issue will be by way of non-public placement to designated investors.

Issuance under the New A Share Issue shall take place at the right timing within 6 months from obtaining the necessary approvals from the CSRC.

4.
Target investors of the New A Share Issue include not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the other designated investors will be decided by the Company on book-building basis following the obtaining of the approvals for the New A Share Issue from the CSRC.

The target investor of the New H Share Issue shall be Hua Neng HK.

5.	All target subscribers of the New A Share Issue and the New H Shares shall subscribe in cash.

6.	(1)	Number of A Shares to be issued

The total shares to be issued under the New A Share Issue will not exceed 1,200 million shares. The total shares to be issued will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by the designated investors and conditional upon the H Shares in the total issued share capital of the Company being not less than 25% of the total issued share capital of the Company immediately following the completion of the New A Share Issue and the New H Share Issue.

If the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, 400 million new A Shares of which will be issued to Huaneng Group, with the remaining 800 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 800 million shares, the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis.

(2)	Number of H Shares to be issued

If the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, then the total shares to be issued under the New H Share Issue will be 400 million shares. If the total shares to be issued under the New A Share Issue are less than 1,200 million shares, the number of H Shares to be issued out of the New H Share Issue shall correspondingly be adjusted on a pro rata basis.

7.
The price determination date (“Price Determination Date”) of the New A Share Issue shall be the date on which the resolution of the 8th Meeting of the Sixth Session of the board of directors of the Company was announced (i.e. 18 January 2010).

8.
The subscription price per new A Share pursuant to the New A Share Issue shall be not less than RMB7.13, i.e. not less than 90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price in concrete terms shall be ascertained on the book-building basis following the obtaining of approvals and decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by designated investors pursuant to the New A Share Issue and the principle of priority in pricing. Huaneng Group will not participate in the quotation of the book-building process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the New A Share Issue.

The Subscription price per new H share pursuant to the New H Share Issue shall be the higher of the average trading price per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.46 per share) or the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date (i.e. HK$4.73 per share), with a share price premium of 5% (i.e. at HK$4.97 per new H Share).

9.
If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. during the period from the Price Determination Date to the date of issue, then the subscription price of the New A Share Issue and the New H Share Issue and the maximum number of Shares to be issued shall be adjusted correspondingly.

10.
Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the New A Share Issue within a period of 36 months from the completion of the New A Share Issue. Other designated investors shall not deal in or dispose of any of the new A Shares subscribed by each of them pursuant to the New A Share Issue within a period of 12 months from the completion of the New A Share Issue.

Hua Neng HK shall covenant not deal in or dispose of any of the new H Shares subscribed by it pursuant to the New H Share Issue within a period of 12 months from the completion of the New Issue.

11.
Upon expiry of the lock-up period, the A Shares issued under the New A Share Issue will be traded on the Shanghai Stock Exchange. The H Shares issued under the New H Share Issue will be traded on the Hong Kong Stock Exchange.

12.	(1)	An amount of not exceeding RMB8.60 billion from the net proceeds out of the New A Share Issue (after deducting the issuing expenses) is proposed to be used in the following projects:

No.	Installed Project Item	Proposed Maximum Total Investment capacity	amount of proceeds amount	to be invested
		(MW)	(in millions of RMB)	(in millions of RMB)
1.	Gansu Ganhehou Second	199.5	2,037	1,450
	Wind Power Plant Project

2.	Gansu Qiaowan Second	201	2,047	1,460
	Wind Power Plant Project

3.	Gansu Qiaowan Third Wind Power	101	1,050	750
	Plant Project (North)

4.	Huaneng Kangbao Wind Power	49.5	525	370
	(49.5MW) Phase I Project

5.	Jiangsu Huaneng Jinling	1,000	5,160	220
	Power Plant Phase II Project
	(closing down larger coal-fired
	generation units and replacing
	by smaller generation units)

6.	Huaneng Fuzhou Power Plant	600	2,870	1,790
	Phase III (Unit No.5)
	Expansion Project

7.	Gansu Huaneng Pingliang Power Plant	2 x 600	4,350	260
	Phase II Expansion Project

8.	Hunan Huaneng Yueyang Power	600	2,536	200
	Plant Phase III Project
	(closing down larger coal-fired
	generation units and replacing
	by smaller generation units)

9.	Repayment of loans to	—	—	2,100
	financial institutions

For details of the projects relevant to the use of proceeds under the New A Share Issue, please refer to the Company’s feasibility report on the use of proceeds from the New A Share Issue published on the websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Stock Exchange (www.hkex.com.hk).

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue, when available, will be used to repay relevant bank loans and to supplement the Company’s working capital. If the actual amount of the proceeds raised (after deducting the issuing expenses) is insufficient to satisfy all of the investment needs of the above projects, the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised (after deduction of the issuing expenses) is more than the aggregate of the investment requirements of above projects, the surplus shall be used to supplement the Company’s working capital.

(2)
The amount of the net proceeds from the New H Share Issue (after deducting the issuing expenses) is planned to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for development of the overseas business.

13.
Following the completion of the New A Share Issue and the New H Share Issue, the existing and new Shareholders of the Company shall be entitled to the accumulated undistributed earnings of the Company prior to the New Issue.

14.
The New A Share Issue and the New H Share Issue are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue or the New H Share Issue. Concurrently, the placements of the new A Shares to Huaneng Group and the new H Shares to Hua Neng HK, respectively, are subject to condition that the Company is satisfied with the results of the book-building of the New A Share Issue (including the final subscription price per Share and the number of shares to be issued).

15.	All abovementioned resolutions shall be effective for 12 months from the date on which the relevant resolutions are passed at general meeting of the Company.

	The abovementioned resolutions require the approval from the CSRC, and ultimately will incorporate any comments that the CSRC may have.

16.	(1)	For further details regarding the A Shares Subscription Agreement entered between the Company and Huaneng Group, please refer to the Circular.

	(2)	For further details regarding the H Shares Subscription Agreement entered between the Company and Hua Neng HK, please refer to the Circular.

	(3)
Liu Guoyue (director) be authorised to make non-material changes to the A Shares Subscription Agreement and the H Shares Subscription Agreement according to actual circumstances and for purposes of preserving the maximum benefit of the Company. Once agreement is reached with Huaneng Group and Hua Neng HK, respectively, Liu Guoyue (director) be authorised to execute on behalf of the Company the A Share Subscription Agreement, the H Share Subscription Agreement and related documents.

17.	Eligibility for attending the H Share Class Meeting

Holders of the Company’s foreign Shares whose names appear on the HK$ Dividend foreign Shares Register and/or the US$ Dividend foreign Shares Register maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by the Company at 4:30 p.m. on 23 February 2010 are eligible to attend the H Share Class Meeting.

18.	Proxy

	(i)	A member eligible to attend and vote at the H Share Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on behalf of him. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the Company and, in the case of holders of foreign Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the H Share Class Meeting.

19.	Registration procedures for attending the H Share Class Meeting

(i)
A shareholder or his proxy shall provide proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the H Share Class Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)
Holders of foreign Shares and domestic shares intending to attend the H Share Class Meeting should return the reply slip for attending the H Share Class Meeting to the Company on or before 24 February 2010.

	(iii)	Shareholders may send the above reply slip to the Company in person, by post or by fax (Attn: The Securities Department).

20.	Closure of Register of Members

The register of members of the Company will be closed from 24 February 2010 to 16 March 2010 (both days inclusive).

21.	Other Businesses

(i)	The H Share Class Meeting will not last for more than half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the share registrar for Foreign Shares of the Company, Hong Kong Registrars Limited is at:

46th Floor Hopewell Centre
183 Queen’s Road East,
Hong Kong

(iii)	The registered address of the Company is at:

West Wing, Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.: (+86)-10-66491862, (+86)-10-66491855
Facsimile No.: (+86)-10-66491860

(iv)	As at the date of this Notice, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)